                                                                  EXHIBIT (a)(1)

                           Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock
           (Including the Associated Preferred Share Purchase Rights)

                                       of

                         Homestead Village Incorporated

                                       at

                              $4.10 Net Per Share

                                       by

                          HSD Acquisition Corporation
                      an indirect wholly owned subsidiary

                                       of

                      Security Capital Group Incorporated

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON TUESDAY, JUNE 6, 2000, UNLESS THE OFFER IS EXTENDED.


   A summary of the principal terms of the offer appears on pages (ii) and
(iii). You should read this entire document carefully before deciding whether to tender your shares.

   Neither the SEC nor any state securities commission has: (a) approved or disapproved of the transaction; (b) passed upon the merits or fairness of the transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

                      The Dealer Manager for the Offer is:

                             Chase Securities Inc.

May 9, 2000

                               TABLE OF CONTENTS

                                                                             Page
                                                                             ----
 Summary of the Offer......................................................   ii

 Introduction..............................................................    1

 Special Factors...........................................................    3
    I.   Background of the Tender Offer and the Merger Agreement..........     3
    II.  Purpose of, Alternative to, Reasons for and Effects of the Tender
          Offer and the Merger............................................     8
    III. Fairness of the Tender Offer and the Merger......................     9
    IV.  Recommendation of the Special Committee and the Board............    10
    V.   Reports, Opinions and Appraisals.................................    12
    VI.  Interests of Certain Persons.....................................    21

 The Tender Offer and the Merger...........................................   27
    1.   Terms of the Tender Offer........................................    27
    2.   Acceptance for Payment and Payment for Homestead Shares..........    28
    3.   Procedures for Accepting the Offer and Tendering Shares..........    30
    4.   Withdrawal Rights................................................    32
    5.   Price Range of the Shares; Dividends.............................    33
    6.   Possible Effects of the Tender Offer on the Market for the
          Homestead Shares; Stock Quotation; Securities Exchange Act
          Registration; Margin Regulations................................    33
    7.   Information Concerning Homestead.................................    35
    8.   Information Concerning Security Capital and Purchaser............    37
    9.   The Merger Agreement and the Merger..............................    39
    10.  Source and Amount of Funds.......................................    47
    11.  Dividends and Distributions......................................    47
    12.  Conditions of the Offer..........................................    47
    13.  Legal Matters....................................................    49
    14.  Fees and Expenses................................................    51
    15.  Miscellaneous....................................................    51

                              SUMMARY OF THE OFFER

Principal terms

  . Security Capital, through an indirect wholly owned subsidiary, is offering to buy all outstanding shares of Homestead common stock, together with the associated preferred share purchase rights, not already owned by Security Capital and its subsidiaries. Security Capital and its subsidiaries already own approximately 87% of the outstanding Homestead shares. The tender price is $4.10 per share in cash, less any required withholding taxes. Tendering stockholders will not have to pay brokerage fees or commissions.

  . We have entered into a merger agreement with Homestead which contains the terms of our offer to purchase the Homestead shares.

  . As provided in our merger agreement with Homestead, the tender offer is the first step in our plan to acquire all of the outstanding Homestead shares that we do not already own. Upon completion of the tender offer, we will acquire any remaining Homestead shares in a later merger for $4.10 per share in cash and Homestead will become a privately held company. We currently own a sufficient number of Homestead shares to ensure that the merger will be approved by Homestead stockholders. It is likely that Homestead stockholders will not have appraisal rights in the merger. See page 45 for further details.

  . The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, June 6, 2000, unless we extend the offer.

  . If we decide to extend the tender offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the tender offer.

Recommendation of the Homestead special committee

   The Homestead Board of Directors appointed a special committee consisting of the independent directors of Homestead to consider, evaluate and negotiate the terms of the merger agreement and to make a recommendation on the offer and the merger to the Homestead Board of Directors.

   The Homestead special committee has determined that the tender offer and the merger are fair to, advisable and in the best interests of Homestead and its stockholders, and has recommended to the Homestead Board of Directors that it recommend to the Homestead stockholders acceptance of the tender offer and approval of the merger.

Recommendation of the Homestead Board of Directors

   The Homestead Board of Directors has determined that, based upon the recommendation of the Homestead special committee and other considerations, the tender offer and the merger are fair to, advisable and in the best interests of Homestead and its stockholders, and has voted to recommend to the Homestead stockholders acceptance of the tender offer and approval of the merger. The Homestead Board of Directors recommends that Homestead stockholders tender their Homestead shares in the tender offer and vote to approve the merger.

Conditions

   This tender offer is not conditioned upon any minimum number of Homestead shares being tendered or on Security Capital obtaining financing. The tender offer is, however, subject to conditions which are described on pages 47 through 49.

Procedures for tendering

   If you wish to accept the tender offer, you must do the following:

  . If you are a record holder (i.e., a stock certificate has been issued in your name), you must either complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the tender offer, EquiServe, or follow the procedures described in this document for book-entry transfer. These materials must reach the depositary before the tender offer expires. Detailed instructions are contained in the letter of transmittal and on pages 30 through 32 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the tender offer expires, you may be able to tender your Homestead shares using the enclosed notice of guaranteed delivery. Please call our information agent, Georgeson Shareholder Communications Inc., at 800-223-2064 for assistance. See pages 30 and 31 for further details.

  . If you hold your Homestead shares through a broker or bank, you should instruct your broker or bank to tender your Homestead shares.

Withdrawal rights

   If, after tendering your Homestead shares in the tender offer, you decide that you do not want to accept the tender offer, you can withdraw your Homestead shares by so instructing in writing the depositary before the tender offer expires. If you tendered your Homestead shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Homestead shares. See pages 32 and 33 for further details.

No subsequent offering period

   We will not provide a subsequent offering period during which Homestead stockholders who do not tender in the tender offer would have another opportunity to tender at the same price. Those stockholders will have to wait until after the merger is completed to receive their cash consideration.

Recent Homestead trading prices; subsequent trading

  . The average of the closing prices for Homestead shares over the 20 trading days immediately before we publicly announced, on March 23, 2000, the proposal to acquire Homestead was $2.37 per share.

  .  The closing price for Homestead shares was:

    . $2.69 per share on March 23, 2000, the day we announced the proposal to acquire Homestead, and

    . $4.00 per share on May 8, 2000, the last trading day before the printing of these materials.

  . Before deciding whether to tender, you should obtain a current market quotation for Homestead shares. If the tender offer is successful, it is likely that the Homestead shares will continue to be traded on the NYSE until the time of the merger, although we expect trading volume to be below its pre-offer level; however, circumstances do exist under which the Homestead shares could be delisted prior to the merger. See page 34.

Further information

   Important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal and we urge you to read carefully these documents in their entirety. If you have questions about the tender offer, you can call:

     Our Information Agent:

       Georgeson Shareholder Communications Inc.

       Banks and Brokers Call Collect: (212) 440-9800
       All Others Call Toll Free: (800) 223-2064

     Our Dealer Manager:

       Chase Securities Inc.

       Call Collect: (212) 270-2631

To: All Holders of Shares of Common Stock of Homestead Village Incorporated

                                 INTRODUCTION

   HSD Acquisition Corporation ("Purchaser"), a Maryland corporation and an indirect wholly owned subsidiary of Security Capital Group Incorporated, a Maryland corporation ("Parent" or "Security Capital"), is offering to purchase all outstanding shares of common stock (not owned by Security Capital or its subsidiaries), par value $0.01 per share, of Homestead Village Incorporated ("Homestead"), a Maryland corporation, and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 16, 1996 between Homestead and The First National Bank of Boston as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $4.10 per share, net to the seller in cash (less any required withholding taxes), without interest, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which, together, constitute the tender offer). Unless the context indicates otherwise, all references to Homestead shares shall include the Rights.

   Stockholders of record who hold Homestead shares registered in their names and tender the Homestead shares directly to EquiServe (the "Depositary") will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the letter of transmittal, stock transfer taxes on the sale of Homestead shares in the tender offer. Stockholders who hold their Homestead shares through a bank or broker should check with such institution as to whether they will be charged any service fees. However, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal, you may be subject to a required backup United States federal income tax withholding of 31% of the gross proceeds payable to you. See
Section 3. We will pay all charges and expenses of Chase Securities Inc., as Dealer Manager ("Chase Securities" or the "Dealer Manager"), the Depositary and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), incurred in connection with the tender offer. See
Section 14.

   The Homestead special committee, consisting of the independent directors on the Homestead Board of Directors, has determined that the tender offer and the merger are fair to, advisable and in the best interests of Homestead and its stockholders, and has recommended to the Homestead Board of Directors that it recommend to the Homestead stockholders acceptance of the tender offer and approval of the merger agreement.

   The Homestead Board of Directors has determined, based upon the recommendation of the Homestead special committee and other considerations, that the tender offer and the merger are fair to, advisable and in the best interests of Homestead and its stockholders, and has voted to recommend to the Homestead stockholders acceptance of the tender offer and approval of the merger. The Homestead Board of Directors recommends that stockholders tender their Homestead shares in the tender offer and vote to approve the merger.

   This tender offer is not conditioned upon any minimum number of Homestead shares being tendered, or on Security Capital obtaining financing. The tender offer is, however, subject to certain terms and conditions. See Sections 1, 9, and 12.

   We are making the tender offer under the Agreement and Plan of Merger, by and among Security Capital, Purchaser and Homestead, dated as of May 2, 2000. Following the completion of the tender offer and the satisfaction or waiver of certain conditions, Homestead will merge with Purchaser. Homestead will continue as the surviving corporation. In the merger, each outstanding Homestead share that is not controlled by us (other than Homestead shares held by stockholders with appraisal rights, if any, who perfect and do not withdraw or otherwise lose any such appraisal rights under Maryland law) will be converted into the right to receive the merger consideration, which will be $4.10 net in cash or any higher price paid per Homestead share in the tender offer. Section 9 contains a description of the merger agreement.

   Stern Stewart & Co., financial advisor to the Homestead special committee, delivered to the Homestead special committee a written opinion that, as of the date of the merger agreement, the consideration of $4.10 per Homestead share to be received in the tender offer or the merger by the holders of Homestead shares, other than Security Capital and its subsidiaries, is fair to such holders from a financial point of view. A copy of the Stern Stewart opinion is included with Homestead's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed with this offer to purchase; stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Stern Stewart.

   Under Maryland law, approval of the merger requires the affirmative vote of the holders of at least a majority of the outstanding Homestead shares. We currently own a sufficient number of Homestead shares to ensure that the merger will be approved by Homestead stockholders. See Section 9.

   If, pursuant to the tender offer, we acquire enough Homestead shares so that, including the Homestead shares we already own, we control over 90% of the outstanding Homestead shares, it will not be necessary under Maryland law to hold a meeting of Homestead stockholders to approve the merger. Maryland law requires that notice of the merger be given to each minority stockholder of Homestead as of a date fixed by the Homestead Board of Directors which is not more than 10 days before the date the notice is given. Accordingly, a Notice of Merger (the "Notice of Merger") of Purchaser into Homestead is included with this offer to purchase.

   To our knowledge after making reasonable inquiry, all of the individuals listed on Schedule I to this offer to purchase and all of the executive officers, directors and affiliates of Homestead who own or hold Homestead shares currently intend to tender their Homestead shares (other than Homestead shares that they have the right to purchase by exercising stock options and Homestead shares that, if tendered, would cause them to incur liability under the short-swing-profits provisions of the Securities Exchange Act of 1934, as amended) to Purchaser in the tender offer. To our knowledge after making reasonable inquiry, none of the individuals listed on Schedule I to this offer to purchase and none of the executive officers and affiliates of Homestead, except those officers who serve on the Homestead Board of Directors, has made a recommendation either in support of or opposed to the transaction.

   Homestead has informed us that, as of April 28, 2000, there were 120,031,477 Homestead shares issued and outstanding and 3,246,103 Homestead shares reserved for issuance upon the exercise of outstanding stock options, 15,559,803 of the Homestead shares are not owned by Security Capital or its subsidiaries.

   The tender offer is conditioned upon the fulfillment of the conditions described in Section 12. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, June 6, 2000, unless we extend it.

   This offer to purchase and the related letter of transmittal contain important information. You should read them carefully before you make any decision with respect to the tender offer.

                                SPECIAL FACTORS

I. Background of the Tender Offer and the Merger Agreement

   On January 15, 1998, Homestead conducted a subscription rights offering of 10,426,840 Homestead shares at a price of $15 per share to raise funds for working capital and development. There was limited investor interest in the shares and Security Capital purchased 81% of the offering or 8,429,225 Homestead shares. These purchases were made on the same terms and at the same time as made available to other stockholders and investors.

   By June of 1998, Homestead's financing needs intensified as Homestead sought to finance both its growth plans into new markets and its existing commitments. Homestead was unable to obtain debt financing for these activities from any source without a contingent commitment of long-term capital from Security Capital. Homestead subsequently requested this commitment from Security Capital. In response to this request, Security Capital agreed to secure a Homestead credit facility, which had a maximum principal amount of $200 million (the "Bridge Facility"), by entering into a subscription agreement to purchase up to $200 million of convertible subordinated debentures (the "Subscription Agreement") from Homestead. Under the Subscription Agreement, the lenders had the right to require Security Capital to purchase the debentures which would be mandatorily convertible within 90 days after issuance into Homestead shares at the market price per share in effect at the time of conversion.

   In January of 1999, Homestead began considering ways to repay the Bridge Facility which was originally due in March 1999. The Homestead Board sought other alternatives to the Subscription Agreement, which if called would have caused substantial dilution to the public shareholders of Homestead other than Security Capital or its affiliates. The Homestead Board retained independent financial and legal advisors who evaluated the feasibility of a placement of either subordinated debt, preferred stock or common stock and concluded that these options were not available on financially acceptable terms.

   In April of 1999, the Homestead Board decided to proceed with a common stock rights offering. In connection with the rights offering, the lenders agreed to extend the due date of the Bridge Loan until June 1999. The Board also requested Security Capital to increase its financial commitment from $200 million to $225 million because the Board determined that Homestead needed additional financing to continue at its current level of operations and to finance existing commitments. As part of Security Capital's agreement to increase its financial commitment, it negotiated certain changes to the Investor Agreement between Security Capital and Homestead. See "--Interests of Certain Persons". Security Capital also discussed with Homestead the fact that if Security Capital were to purchase $225 million of Homestead common stock, it would increase its ownership interest in Homestead above 80% and thereby lose its ability to deduct losses if Security Capital were to sell its interest in Homestead shares. As a condition of giving up this tax advantage, Security Capital and Homestead agreed that Security Capital would obtain rights to utilize Homestead's net operating losses described in the tax allocation agreement under "Interests of Certain Persons".

   In April and May of 1999, Homestead conducted a rights offering of 81,818,181 Homestead shares at a price of $2.75 per share. There was limited investor interest in the rights offering and Security Capital purchased 77,749,220 Homestead shares in the rights offering on the same terms and at the same time as made available to other stockholders and investors. This purchase increased Security Capital's ownership of Homestead to 87%. Homestead used a portion of the proceeds of this rights offering to repay on May 28, 1999 all amounts owed under the Bridge Facility. The Subscription Agreement was terminated upon the repayment of all amounts owed under the Bridge Facility.

   In April 1999, Homestead received a written offer from an unaffiliated party to purchase all the shares of Homestead common stock. The transaction was structured as a merger in which Homestead stockholders would receive shares of common stock in the other company based on an exchange ratio and subject to adjustments for working capital excesses or shortfalls. In addition, Security Capital would have been required to purchase for cash a portion of the Homestead undeveloped properties and shares of the acquiring company to provide working capital, which shares would have reduced the number of shares to be provided to other Homestead stockholders. Based upon the stock price of the acquiring company, the shares to be exchanged by the acquiring company for Homestead shares, taking into account the shares to be issued to Security Capital for working capital, had a value of between $3.70 and $4.10 per share assuming Homestead did not complete its rights offering. The exchange ratio was subject to further adjustment for working capital excesses or shortfalls of Homestead through the anticipated closing. The offer was conditioned on Homestead withdrawing its rights offering, which, if the transaction had not been completed, would have left Homestead with insufficient funds to repay the Bridge Facility and complete developments underway. The parties were unable to resolve significant issues regarding the transaction and in early May of 1999 the Homestead Board voted to terminate negotiations.

   Also, in April of 1999, Homestead received a written proposal from another unaffiliated party for the purchase of all the shares of Homestead common stock in exchange for the stock of the acquiring company. The offer was subject to financing contingencies and due diligence and Security Capital would have been required to provide financing for the combined company and purchase undeveloped land of Homestead. The Homestead Board determined not to pursue this transaction because of various issues, including the fact that the combined company would have been more highly leveraged than Homestead was at the time.

   In May of 1999, Homestead determined, based on its inability to obtain financing for development of sites beyond those already in construction, to end its development program, reduce staff, and begin selling excess land. In connection with these actions, Homestead recorded a special charge of $65.3 million. At that time, Homestead also changed management and C. Ronald Blankenship, Vice Chairman, Chief Operating Officer and a Director of Security Capital, became Interim Chairman, Chief Executive Officer and a Director of Homestead.

   Between June and early September 1999, Homestead negotiated with a potential financial buyer for the sale of all the Homestead shares. The parties could not reach an understanding on price and no firm written offer was received.

   Between September and December of 1999, the Security Capital board and management discussed Security Capital's options with respect to its interest in Homestead. These options included a sale of Homestead or some or all of its assets, a merger, or a purchase of the remaining Homestead shares it did not own. Security Capital decided that it was not feasible at that time to act on any of these options, due to tax costs and certain other factors.

   In September 1999, the Homestead Board also conducted an analysis of the value of Homestead and discussed possible merger or sale of assets of Homestead. In September 1999, Homestead retained an investment banker to explore alternatives and to assist the Homestead Board in determining the value of Homestead.

   Between October and December, the investment banker contacted several potential strategic purchasers with regard to a potential transaction. None of these potential strategic purchasers were interested in pursuing a transaction. The investment banker also contacted several potential financial buyers with regard to a sale of Homestead or some or all of its assets. A few potential buyers expressed interest in transactions which valued the Homestead shares between $2.75 and $3.00. However, Homestead received no firm written offers.

   At its December 3, 1999 meeting, the Homestead Board reviewed the results of the investment banker's activities. The investment banker advised the Homestead Board not to proceed with any of the preliminary proposals, and the Board decided to not take any action on any of the preliminary proposals and instructed the investment banker not to take any further action.

   During late 1999 and early 2000, Homestead received inquiries from a potential strategic purchaser with whom Homestead had held previous discussions previously in April of 1999 regarding the purchase of all the Homestead shares. Management held discussions with the potential purchaser and its financial advisor but expressed concern regarding the ability of the potential purchaser to finance a transaction. In March 2000, shortly before the time Security Capital presented its original offer to Homestead, Mr. Blankenship received a call from the financial advisor for the potential purchaser in which call the financial advisor informed Mr. Blankenship that his client was prepared to make an all-cash offer of $3.25 per share, subject to satisfaction of financing contingencies. Mr. Blankenship suggested that the potential purchaser contact the special committee once it was formed. The proposal was discussed by Mr. Blankenship with the Homestead Board at its March 23, 2000 meeting. On April 17, 2000, the potential purchaser submitted a non-binding, confidential, written proposal to purchase between 51% and 100% of the Homestead shares for $3.50 cash per share. The written proposal was not subject to a financing contingency, but was subject to the completion by the potential purchaser of due diligence. The Homestead Board and the special committee discussed the proposal at their meetings on April 19, 2000. On April 25, 2000, Security Capital delivered a letter to the special committee informing the special committee that it was not interested in selling its Homestead shares at $3.50 per share on the terms described in the proposal.

   On February 2, 2000, at a meeting of the Security Capital Board, Security Capital management made a preliminary presentation regarding an acquisition of all Homestead shares not owned by Security Capital and the Security Capital Board authorized management to study the issue further and engage advisors. Security Capital engaged the investment banking firm of Chase Securities Inc. and the special counsel to assist Security Capital with any potential transaction involving Homestead.

   In February 2000, Homestead received a proposal from a financial advisor for a potential purchaser for the purchase of Homestead. That financial advisor submitted a financial model of Homestead suggesting a purchase price of $3.00 per share. Management held discussions with the potential purchaser but no firm written proposal was received.

   On March 23, 2000, the Security Capital Board met and decided that it would be in the best interests of Security Capital and its stockholders if Security Capital acquired the outstanding Homestead shares it did not already own. On the afternoon of March 23, 2000, Security Capital submitted a proposal letter to the Homestead Board of Directors. This letter set forth Security Capital's initial proposal to acquire all of the outstanding Homestead shares not already controlled by Security Capital for $3.40. Security Capital issued a press release that same day announcing that it had made the proposal.

   Also on March 23, 2000 subsequent to the meeting of the Security Capital Board, the Homestead Board held a special meeting. Mr. Blankenship reviewed with the Homestead Board the terms of the Security Capital proposal. He also reported on the call he had received regarding the $3.25 proposal discussed above from the unaffiliated third party. Finally, the Homestead Board discussed formation of a special committee and the duties to be fulfilled by such a committee. Homestead issued a press release that same day announcing that it had received the proposal.

   On March 30, 2000, at a special meeting of the Homestead Board, the Board determined that in view of possible conflicts of interest, it was advisable to form a special committee of independent directors to consider and evaluate whether Security Capital's offer was fair, advisable to and in the best interests of Homestead's stockholders and to report its recommendation regarding the offer to the full Board of Directors. The special committee appointed by the Board consisted of Manuel A. Garcia, III, John C. Schweitzer and Eugene B. Vesell, none of whom are employed by or affiliated with Homestead (except in their capacities as directors) or Security Capital or any of its affiliates (with the exception of Mr. Schweitzer, who serves as a trustee for Archstone Communities Trust, of which Security Capital is a 38% stockholder and Regency Realty Corporation (which is 61% owned by Security Capital U.S. Realty, which in turn is 37.7% owned by Security Capital) and Mr. Vesell who owns 844 Class A Shares of Security Capital and 52,200 Class B Shares of Security Capital). The special committee was authorized to conduct negotiations with Security Capital, to investigate Homestead as it deemed appropriate, to retain legal and financial advisors to assist the special committee in its consideration and evaluation of the Security Capital offer and to report to the Homestead Board the recommendations and conclusions of the special committee with respect to Security Capital's offer.

   The special committee retained the law firm of King & Spalding as its legal counsel. King & Spalding advised the special committee of the special committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the special committee with respect to the offer by Security Capital. Thereafter, the special committee and King & Spalding discussed the procedures to be followed in analyzing the offer from Security Capital and the need to retain a suitable financial advisor to assist the special committee in formulating a negotiating strategy and in evaluating the fairness of Security Capital's offer.

   At the March 30, 2000 meeting of the Homestead special committee, the special committee discussed further the proposal, previously discussed by the entire Homestead Board, of a cash offer of $3.50 from an unaffiliated third party. Mr. Schweitzer related to the committee that he also had received a call from the prospective buyer and that he had informed the prospective buyer that it should make its offer to Homestead and to Security Capital, as Homestead's majority stockholder, but that it was his understanding that Security Capital would only be interested in contracting to sell its majority interest for cash with no financing contingency.

   On March 31, 2000, Homestead received an outline of a proposal to purchase 29 Homestead properties located in the Southwest for approximately $91.5 million, or approximately $65 million below the current book value for those properties. The proposal was discussed by the Board at its April 19, 2000 meeting, and the Board instructed management to discuss the proposal further with the potential purchaser.

   During the first week of April, the special committee met three times to consider proposals from four financial advisors to serve as financial advisor to the special committee. On April 8, 2000, the special committee engaged Stern Stewart to serve as financial advisor to the special committee.

   From April 8, 2000 through May 2, 2000, the Homestead special committee and its advisors reviewed certain public and non-public information with respect to Homestead. During this time, Stern Stewart and the special committee held discussions with the management of Homestead and with a representative of Homestead's independent auditor, Arthur Andersen L.L.P., concerning the business, financial condition and prospects of Homestead. They also obtained from Homestead three year earnings projections prepared by Homestead's management. In addition, the special committee and Stern Stewart met by telephone on April 10, 2000, to discuss the methodologies and assumptions Stern Stewart intended to use in its financial valuation of Homestead and the principles it would apply in developing a range of values for Homestead's shares to be used by the special committee in negotiations with Security Capital.

   At a meeting on April 19, 2000, the Homestead special committee and representatives of King & Spalding and Stern Stewart met to discuss Stern Stewart's preliminary findings in connection with its investigation of Homestead and its preliminary assessment of a range of values of Homestead's shares that the special committee could utilize to formulate a strategy to develop a counter offer to Security Capital's offer of $3.40 per share in future negotiations with Security Capital. Also, at the meeting King & Spalding presented members of the special committee with a draft merger agreement delivered to King & Spalding by special counsel to Security Capital. Members of the special committee and King & Spalding discussed the provisions of the draft agreement and proposed revisions.

   At the April 19, 2000 meeting, the Homestead special committee also was presented with a confidential non-binding offer to acquire between 51% and 100% of the shares of Homestead for $3.50 per share in cash from the prospective strategic buyer who previously had contacted Homestead. The special committee viewed the $3.50 per share price from an unaffiliated third party to be a strong and independent indication of the realizable value of Homestead's shares. Because consideration of the third-party offer was outside the mandate of the special committee, the special committee determined to communicate the offer to the Homestead Board of Directors at a meeting of the Board later that day.

   At the meeting of the Homestead Board on April 19, 2000 the special committee reported to the Board that they had received the $3.50 offer from an unaffiliated third party. In addition, Homestead's management presented the Board with a proposal received by Homestead from another unaffiliated party to acquire 29 of Homestead's properties. Members of the Homestead special committee attending the Board meeting questioned C. Ronald Blankenship, Interim Chairman and Chief Executive Officer of Homestead and Vice-Chairman and Chief Operating Officer of Security Capital, about the effects on Security Capital's $3.40 per share offer price if Homestead proceeded with the divestiture of the 29 properties. Mr. Blankenship indicated that, assuming that Homestead was able to sell the properties as outlined in the third-party proposal, Security Capital might be willing to increase its offer price above $3.40 by $.10 to $.25 in cash per share but that any such price increase would be subject to approval of the full Board of Directors of Security Capital.

   Security Capital informed the special committee by letter on April 25, 2000, that it was not interested in selling its stock in Homestead at $3.50 per share as outlined in the third-party offer. This message subsequently was conveyed to the third-party's representative.

   On April 27, 2000, the special committee met telephonically with Stern Stewart and King & Spalding to determine an appropriate price with which to counter Security Capital's offer price of $3.40 per share. After consultation with its advisors, the special committee determined that a price per share in excess of $4.00 would be fair to and in the best interests of Homestead's stockholders. Factors influencing the special committee's determination included the advice of Stern Stewart, together with, among other things, the following principal factors: (i) the recent third-party offer price of $3.50 per share for a controlling block of Homestead's common stock from an unaffiliated third-party; and (ii) the historical operations of Homestead, lack of development opportunities because of the unavailability of capital and the absence of viable strategic alternatives, in spite of efforts made on behalf of Homestead to seek such alternatives. See "-- Recommendation of the special committee and the Board of Directors; Fairness of the Offer and the Merger".

   The special committee concluded its meeting by authorizing Mr. Vesell to contact the appropriate representative at Security Capital and to negotiate a final price of no less than $4.00 per share.

   Subsequent to the Homestead special committee meeting on April 27, Mr. Vesell contacted Mr. Blankenship and explained that the special committee could not recommend a transaction at a price of $3.40. After negotiations, Mr. Blankenship and Mr. Vesell agreed to a price of $4.10 per share in cash. Mr. Vesell agreed to communicate this offer to the Homestead special committee. Mr. Blankenship communicated the results of the negotiation to a special committee established by the Security Capital Board to evaluate and approve any modification to Security Capital's initial offer, and upon the recommendation of Mr. Blankenship, Security Capital's special committee approved the final offer price of $4.10 per share in cash on April 27.

   From April 27, 2000 to May 2, 2000, King & Spalding and special counsel to Security Capital finalized the specific terms and conditions of a merger agreement at the direction of their respective clients.

   On May 2, 2000, the Homestead special committee, together with representatives of Stern Stewart and King & Spalding held a telephonic meeting to discuss the $4.10 per share cash offer. A copy of the final version of the merger agreement, the Stern Stewart fairness opinion and related analyses and other materials had been delivered to the special committee prior the meeting. The special committee discussed with its advisors the terms of the proposed final draft of the merger agreement. Then Stern Stewart presented an analysis, outlined in materials distributed to the special committee, of the $4.10 per share cash offer and delivered an opinion that such consideration was fair, from a financial point of view, to the holders of Homestead shares other than Security Capital and its subsidiaries. The special committee discussed the $4.10 per share cash offer in detail and questioned Stern Stewart regarding certain aspects of its valuation methodology and analysis. Based upon the opinion delivered to the special committee by Stern Stewart at the May 2 meeting, and the other factors described below in "-- Recommendation of the special committee and the Board of Directors," the Homestead special committee unanimously determined (i) that the tender offer, the merger, the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Homestead and its stockholders and (ii) to recommend to the full Homestead Board that the Board recommend to Homestead's stockholders acceptance of the tender offer and approval of the merger.

   Immediately after the Homestead special committee meeting on May 2, 2000, all of the members of the Homestead Board of Directors met to receive the recommendations of the special committee. At this meeting, Mr. Vesell, Chairman of the Homestead special committee, gave the report of the special committee in which the special committee found the tender offer, the merger, the merger agreement and the transactions contemplated thereby to be advisable, fair, and in the best interests of Homestead and its stockholders and unanimously recommended to the Board of Directors that the Board approve, accept and declare advisable the tender offer, the merger, the merger agreement and the transactions contemplated thereby. At the Board meeting, King & Spalding summarized the terms of the merger agreement and the negotiations regarding certain significant terms. King & Spalding also advised the Board of its legal duties in evaluating and approving Security Capital's offer. In addition, Stern Stewart summarized its presentation given to the Homestead special committee on May 2, 2000 for the Homestead Board of Directors, and advised the Board that it had rendered an opinion that the $4.10 per share cash offer was fair, from a financial point of view, to the holders of Homestead shares other than Security

Capital and its affiliates. After hearing the recommendations of the special committee, each member of the Board of Directors (other than Messrs. Blankenship and Frazee who abstained because of their positions with Security Capital) (i) determined that the tender offer, the merger, the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Homestead and its stockholders and (ii) recommended that Homestead's stockholders accept the tender offer and approve the merger.

   On May 2, 2000, Security Capital, Purchaser and Homestead entered into the merger agreement. Security Capital and Homestead also issued a joint press release during business hours announcing the transactions, including the execution of the merger agreement. A copy of this press release is included as Exhibit (a)(8) to the Schedule TO and is incorporated herein by reference.

II. Purpose of, Alternative to, Reasons for and Effects of the Tender Offer and the Merger

   Purpose, Alternative and Reasons. The purpose of the tender offer and the merger is to enable Security Capital to acquire control of the entire equity interest in Homestead. Security Capital's current intention is to retain the Homestead shares that it acquires in the tender offer and the merger. If the tender offer is completed, Homestead will merge with Purchaser. Homestead will continue as the surviving corporation. Security Capital will own, indirectly, 100% of Homestead. Other than as described herein, Security Capital has no current plans to sell the Homestead shares or the assets of Homestead that it acquires in the tender offer or merger; however, from time to time, as conditions warrant, Security Capital may dispose of all or any portion of the Homestead shares or the assets of Homestead. See "THE MERGER AGREEMENT AND THE MERGER --Plans for Homestead".

   The two-step tender offer-and-merger structure has been used in lieu of the alternative one-step merger structure because Security Capital believes that the two-step structure can be completed more quickly than a one-step merger transaction. Security Capital believes that the acquisition of Homestead is appropriate at this time because it will best position Homestead to pursue future business and growth opportunities, maximize the value of Homestead and best serve the interests of Homestead and its stockholders.

   Effects. When the merger is completed, Homestead will be an indirect wholly owned subsidiary of Security Capital. It is Security Capital's intention that Homestead's existing Board of Directors will continue to serve as Homestead's Board of Directors.

   Following completion of the tender offer and the merger, Security Capital's and its subsidiaries' combined interest in Homestead's net book value and net earnings or loss will increase from approximately 87% to 100%. According to Homestead's Form 10-K for the year ended December 31, 1999, 100% of Homestead's net book value as of December 31, 1999, was approximately $608 million (which means that 87% was approximately $529 million), and 100% of Homestead's net loss for the year ended December 31, 1999 was approximately $72 million (which means that 87% was approximately $62 million). In addition, on May 2, 2000 Homestead issued a press release announcing its earnings for the first quarter of 2000 (the "First Quarter Press Release") and according to this release, 100% of Homestead's net book value as of March 31, 2000, was approximately $617 million (which means that 87% was approximately $537 million), and 100% of Homestead's net earnings for the quarter ended March 31, 2000 was approximately $8.5 million (which means that 87% was approximately $7.4 million). Security Capital and its subsidiaries will be entitled to all of the benefits of owning 100% of Homestead, including all income generated by Homestead's operations, any future increase in Homestead's value and the right to elect all members of the Homestead Board of Directors. Similarly, Security Capital will also bear the risk of losses resulting from Homestead's operations and from any decline in the value of Homestead after the merger. Under Homestead's amended and restated bank credit facility Homestead is permitted to pay dividends based upon a definition of free cash flow. Security Capital intends to cause Homestead to begin payment of dividends after closing of the merger.

   Following completion of the tender offer and the merger, Security Capital will cause the Homestead shares to be delisted from the NYSE and Homestead will be a privately held corporation. Accordingly, current Homestead stockholders who are not affiliated with Security Capital will not have the opportunity to participate in the earnings and growth of Homestead and will not have any right to vote on corporate matters. Similarly, after completion of the merger, former stockholders will not face the risk of losses resulting from Homestead's operations or from any decline in the value of Homestead.

   Material United States Federal Income Tax Effects. Your receipt of cash for Homestead shares in the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For United States federal income tax purposes, if you sell or exchange your Homestead shares in the tender offer or the merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Homestead shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Homestead shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Homestead shares for more than one year or will be short term if, as of such date, you have held the Homestead shares for one year or less.

   The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Homestead shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

   The United States federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the tender offer and merger, including United States federal, state and local and foreign tax consequences.

III. Fairness of the Tender Offer and the Merger

   Security Capital and Purchaser believe that the consideration to be received in the tender offer and the merger by the Homestead stockholders that are unaffiliated with Security Capital is fair (both in terms of price and procedure) to those stockholders. All of the members of the Security Capital board have voted in favor of the transaction, other than C. Ronald Blankenship, John P. Frazee, Jr., Hermann Buerger, Peter S. Willmot and William D. Sanders who abstained because of either their positions as officers or directors of Homestead or their ownership interests in Homestead shares or in Mr. Buerger's case because of his affiliation with a lender to Homestead. Security Capital and Purchaser base their belief on the following:

  . after a thorough review with independent financial and legal advisors, the Homestead special committee concluded that the tender offer and the merger are fair to, advisable and in the best interests of Homestead and its stockholders, and approved the tender offer and the merger agreement;

  . based upon the recommendation of the Homestead special committee and other considerations, the Homestead Board of Directors, other than those directors who abstained because of their positions with Security Capital, determined that the tender offer and the merger are fair to, advisable and in the best interests of Homestead stockholders, and unanimously approved the tender offer and the merger agreement;

  . on May 2, 2000, the Homestead special committee received a written fairness opinion from Stern Stewart that, subject to the various assumptions and limitations set forth in that opinion, as of the date thereof, the $4.10 per Homestead share in cash to be received by Homestead stockholders (other than Security Capital, Purchaser, or Homestead and their respective wholly owned subsidiaries) in the tender offer and the merger was fair to Homestead stockholders from a financial point of view;

  . for over two weeks, the merger agreement was negotiated at arm's length with the Homestead special committee, which acted independently, with the assistance of financial and legal advisors and on behalf of Homestead stockholders unaffiliated with Security Capital;

  .  Homestead's historical financial performance;

  .  Homestead stockholders will receive $4.10 per Homestead share;

  . the cash consideration of $4.10 per share to be paid in the tender offer and the merger represents a premium of approximately 52.4% above the closing price of Homestead shares on the day Security Capital announced its initial proposal to acquire Homestead and a premium of approximately 69.5% above the average of the closing prices of Homestead shares over the 20 trading days immediately before Security Capital publicly announced the proposal to acquire Homestead;

  . the consideration to be paid to Homestead stockholders is entirely in cash; and

  . Security Capital's internal financial analysis, which included a review of management projections (as described on pages 36 and 37) and a review of Chase Securities' analysis (as described on pages 18 through 21) of comparable public companies, analysis of historical prices of Homestead shares, historical comparable transaction prices, net asset values of Homestead's peer group, as well as a discounted cash flow analysis to determine the value of Homestead shares. Security Capital views the
     estimated valuation ranges on pages   through  as supporting the
     fairness of the tender offer and the merger to stockholders that are unaffiliated with Security Capital, even though Chase Securities was not asked to, and did not, express any opinion as to the fairness of the consideration from a financial point of view to Security Capital or Homestead.

   Security Capital and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In light of market valuation measures and the nature of Homestead's business and assets, Security Capital and Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of Homestead shares. The merger can be completed without the approval of any of the Homestead stockholders that are unaffiliated with Security Capital.

IV. Recommendation of the Special Committee and the Board

   On May 2, 2000, the Homestead special committee unanimously determined that each of the tender offer, the merger, the merger agreement and the transactions contemplated thereby is advisable, fair to and in the best interest of Homestead and its stockholders, and unanimously determined to recommend to Homestead's Board of Directors that the Board approve, accept and declare advisable the tender offer, the merger, the merger agreement and the transactions contemplated thereby. At a meeting held on May 2, 2000, each member of the Board (other than Messrs. Blankenship and Frazee who abstained because of their positions with Security Capital) determined (i) to accept the special committee's recommendation, (ii) that each of the tender offer, the merger, the merger agreement and the transactions contemplated thereby is advisable, fair to and in the best interests of Homestead and its stockholders, (iii) to accept and approve the tender offer, the merger, the merger agreement and the transactions contemplated thereby, and (iv) to recommend that Homestead's stockholders (other than Security Capital and its affiliates) accept the tender offer and tender their Homestead shares and that Homestead's stockholders approve and adopt the merger and the merger agreement.

   The Special Committee. In reaching the conclusions described above, the Homestead special committee considered a number of factors, including but not limited to the following:

  . the opinion of Stern Stewart that, based upon and subject to the assumptions and limitations set forth therein, the $4.10 per share cash consideration to be received by the holders of Homestead shares other than Security Capital and its affiliates in the tender offer and the merger is fair from a financial point of view to such stockholders, see "-- Reports, Opinions and Appraisals";

  . various valuation analyses employed by Stern Stewart in making its determination as to the fairness of the $4.10 per share cash consideration including the historical stock trading and premium analysis, the discounted EVA(R) and cash flow valuations, peer companies analysis, selected transactions analysis, industry sale and leaseback analysis and Homestead sale and leaseback analysis, see "--Background of the Tender Offer and the Merger Agreement" and "-- Reports, Opinions and Appraisals";

  . the fact that the terms of the tender offer and the merger were determined through arm's-length negotiations between Security Capital and the independent special committee and its financial and legal advisors, and the judgment of the special committee that, based upon the negotiations that had transpired, it was unlikely that a price higher than $4.10 per share could be obtained;

  . Homestead's business, financial condition, results of operations, prospects, current business strategy, competitive position in its industry and general economic and stock market conditions and a review of the projections prepared by Homestead management, as extended by Stern Stewart (as described on page 17;

  . the historical market prices of Homestead's common stock and recent trading activity of Homestead's common stock, including the fact that the $4.10 per share cash price represents a premium in excess of 52% over the closing sale price on the NYSE on March 23, 2000, the last full trading day prior to the announcement by Security Capital and Homestead of Security Capital's offer to purchase the remaining Homestead shares not held by Security Capital or its affiliates;

  . Security Capital's ownership of approximately 87% of the currently outstanding common stock of Homestead and the effects of such ownership on the alternatives available to Homestead;

  . the relatively thin trading market and the lack of liquidity of Homestead's shares and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, Homestead;

  . the fact that there was no financing contingency to the tender offer or the merger and the fact that Security Capital has the financial resources to consummate the tender offer and the merger expeditiously;

  . the fact that, although the merger agreement does not permit the special committee to solicit competing proposals, the merger agreement permits Homestead's Board of Directors and the special committee, in the exercise of their fiduciary duties, to withdraw their recommendation of the tender offer and the merger, and to terminate the merger agreement upon the receipt of a superior proposal, provided that Homestead pays Security Capital's reasonable fees and expenses incurred in connection with the merger agreement;

  . the fact that the consideration to be paid in the tender offer and the merger to holders of Homestead's common stock is all cash;

  . the fact that the transaction has been structured to include a first-step cash tender offer for all of the outstanding Homestead shares, thereby enabling stockholders who tender their shares of common stock to promptly receive $4.10 per share in cash, and the fact that any public stockholders who do not tender their shares will receive the same cash price per share in the subsequent merger;

  . Homestead's prior unsuccessful efforts to solicit bids for Homestead from strategic or financial buyers at a price of between $2.75 and $3.00 per share;

  . the conditional third-party offer price of $3.50 per share for 51%-100% of Homestead's common stock;

  . the value of Homestead's pre-consolidation net operating losses to Homestead's stockholders;

  . the lack of meaningful participation by the stockholders of Homestead other than Security Capital in Homestead's 1999 rights offering at a price of $2.75 per share;

  . the lack of dissenter's rights with respect to the merger for holders of Homestead shares unless Homestead's shares are delisted from the NYSE prior to the merger; and

  . the possible conflicts of interest of certain directors and members of management of both Homestead and Security Capital discussed below under "-- Interests of Certain Persons."

   Homestead Board. In reaching its determinations referred to above, the Homestead Board of Directors considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Homestead special committee; (ii) the factors referred to above as having been taken into account by the special committee, including the receipt by the special committee of the opinion of Stern Stewart that, based upon and subject to the assumptions stated therein, the $4.10 per share cash price to be received by the holders of Homestead shares (other than Security Capital and its subsidiaries) in the tender offer and the merger is fair from a financial point of view to such holders, and the analysis presented by Stern Stewart to the Homestead Board; and (iii) the fact that the $4.10 per share price and the terms and conditions of the merger agreement were the result of arm's-length negotiations between the independent special committee and Security Capital.

   The members of the Homestead Board of Directors, including the members of the special committee, evaluated the tender offer and the merger in light of their knowledge of the business, financial condition and prospects of Homestead, and based upon the advice of financial and legal advisors.

   Homestead's Board, including the members of the special committee, believes that the tender offer and merger are procedurally fair because, among other things: (i) the Homestead special committee consisted of independent directors appointed to represent the interests of Homestead's stockholders; (ii) the special committee retained and was advised by its own independent legal counsel; (iii) the special committee retained and was advised by Stern Stewart, as its independent financial advisor, to assist it in evaluating a potential transaction with Security Capital and Purchaser; (iv) the nature of the deliberations pursuant to which the special committee evaluated the tender offer and the merger; and (v) the fact that the $4.10 per share cash price resulted from active arm's-length bargaining between representatives of the special committee, on the one hand, and representatives of Security Capital, on the other.

   The Homestead Board of Directors and special committee recognized that the merger is not structured to require the approval of a majority of the stockholders of Homestead other than Security Capital, and that Security Capital currently has sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Homestead.

   The Homestead special committee and Board also recognized that, while consummation of the tender offer and the merger will result in all stockholders (other than Security Capital and its subsidiaries) being entitled to receive $4.10 in cash for each of their shares, it will eliminate the opportunity for current stockholders (other than Security Capital and its subsidiaries) to participate in the benefit of increases, if any, in the value of Homestead's business following the Merger. Nevertheless, the special committee and the Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the $4.10 per share cash price.

   Neither the special committee nor the Board considered the liquidation of Homestead's assets and neither considered liquidation to be a viable course of action based on Security Capital's desire for Homestead to continue to conduct its business as a subsidiary of Security Capital. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the tender offer and the merger.

   In view of the wide variety of factors considered in connection with their evaluation of the tender offer and the merger, neither the Homestead special committee nor the Homestead Board found it practicable to, and did not, qualify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

   The foregoing discussion of the information and factors considered and given weight by the Homestead special committee and Board is not intended to be exhaustive, but is believed to include all material factors considered by the special committee and Board.

   Homestead's Board of Directors, based upon the unanimous recommendation of the special committee, (a) determined that each of the offer, the merger, the merger agreement and the transactions contemplated thereby is advisable, fair to and in the best interests of Homestead's stockholders, and (b) recommends that Homestead's stockholders accept the offer and approve the merger.

V. Reports, Opinions and Appraisals

 Opinion of Stern Stewart

   Stern Stewart was retained to act as financial advisor to the Homestead special committee in connection with the acquisition by Security Capital of the outstanding Homestead shares owned by stockholders of Homestead other than Security Capital and its subsidiaries. Pursuant to Stern Stewart's engagement letter with the independent directors of Homestead, dated April 8, 2000, Stern Stewart rendered an oral opinion to the special committee on May 2, 2000, which opinion was confirmed in writing on May 2, 2000, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, its work described below and other factors it deemed relevant, as of that date, the consideration to be paid to the holders of Homestead shares (other than Security Capital and its subsidiaries) in the tender offer and merger was fair, from a financial point of view, to such holders.

   The full text of the Stern Stewart opinion, which sets forth the assumptions made, general procedures followed, matters considered, and limitations on the review by Stern Stewart is included as exhibit (C)(1) to the Schedule TO and also as Annex A to Homestead's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed with this Offer to Purchase. A copy of the Stern Stewart opinion also is available for inspection and copying by any holder of Homestead shares or any representative of such holder who has been so designated in writing, at the principal executive offices of Homestead during normal business hours. Stern Stewart's written opinion is addressed to the special committee, is directed only to the fairness, from a financial point of view, of the cash consideration to be paid to holders of Homestead shares other than Security Capital and its subsidiaries, and does not constitute a recommendation to any Homestead stockholder as to whether such stockholder should tender its shares in the tender offer. The summary of Stern Stewart's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read Stern Stewart's opinion carefully and in its entirety.

   In connection with its opinion, Stern Stewart: (i) reviewed financial and other information that was publicly available or furnished by Homestead, including information provided during discussions with management; (ii) studied and analyzed forward looking projections provided by Homestead; (iii) reviewed Homestead's assumptions and projections and, based on information provided by management, made certain assumptions to reflect positive variances from budget in Homestead's performance in the first quarter of 2000 and revised these forward-looking projections; (iv) incorporated discounted EVA(R) and discounted cash flow valuation analyses and methodologies; (v) became familiar to the extent appropriate and feasible with the financial and operating performance, current financial condition, business, and prospects of Homestead and reviewed other company-specific and industry-related information; (vi) compared certain financial data of Homestead with various industry reports and conducted such other reviews and evaluations of industry data and reports deemed appropriate for the purposes of this opinion; (vii) discussed the past and current operations, financial condition and prospects of Homestead with management of Homestead; (viii) prepared sensitivity analyses of the financial impact that changes in the assumptions used in financial forecasts have on the value of Homestead; (ix) reviewed publicly available information regarding the financial terms of certain comparable transactions, in whole or in part, to the merger; (x) reviewed the reported stock prices and historical trading activity of Homestead common stock; (xi) compared the financial performance and condition of Homestead and the reported prices and trading activity of Homestead's common stock with those of certain other comparable publicly traded companies; and (xii) performed such other analyses as Stern Stewart deemed appropriate for purposes of arriving at and preparing the Stern Stewart opinion.

   Stern Stewart relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that was reviewed by Stern Stewart for the purposes of the opinion. With respect to financial projections and assumptions provided by Homestead, Stern Stewart assumed that such financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Homestead's management. Stern Stewart expresses no view as to, and assumes no responsibility for, such projections or the assumptions on which they are based. Stern Stewart further assumed that obtaining any necessary regulatory or third-party approvals for the transactions contemplated by the merger agreement will not have an adverse effect on Homestead. Stern Stewart did not make an independent evaluation or appraisal of the assets and liabilities of Homestead and Stern Stewart was not furnished with any such evaluation or appraisal. The Stern Stewart opinion was necessarily prepared and delivered based on economic, market and other conditions as in effect prior to, and the information made available to Stern Stewart as of, May 2, 2000. Although subsequent developments may affect the Stern Stewart opinion, Stern Stewart does not have any obligation to update, revise, or reaffirm its opinion.

   The following is a summary of certain of the financial analyses used by Stern Stewart believed by it tobe material in connection with providing its oral opinion (subsequently confirmed in writing) to the special committee on May 2, 2000.

   Historical Stock Trading and Premium Analysis. Stern Stewart reviewed the trading history of Homestead's shares over the 52-week period preceding the date of execution of the merger agreement. Homestead's 52-week low stock price was $1.88 and the 52-week high was $5.13. The 52-week high was reached on May 3, 1999, the same date as the announcement by Homestead management that they were in discussions regarding a potential business combination with an unaffiliated third party. The 52-week stock price high is an outlier and not a reasonable estimate of Homestead's 52-week trading range. The range would be significantly lower if the stock prices surrounding management's announcement of a potential business combination were removed from the analysis.

   Stern Stewart reviewed the historical trading prices for Homestead shares and the relationship between movements of Homestead's common stock and movements in the common stock of selected peers in the extended stay lodging industry, the S&P Hotel Index, and in the S&P 500 Index. The peer companies used in the analysis were Candlewood Hotel Company, Inc., Extended Stay America, and Suburban Lodges of America, Inc. The peer companies were selected because they are publicly traded extended stay lodging companies. For the prior twelve months, thirty-six months, and forty-three months ended April 30, 2000, the total return to Homestead's stockholders underperformed both the portfolio of peer companies and the S&P 500 and underperformed the S&P Hotel Index for the prior thirty-six months and forty-three months. The total return to Homestead's stockholders for the prior twelve months through April 30, 2000 was -18.8%, whereas the total return for peer companies including dividends was -17.2%, the S&P Hotel Index total return including dividends was -36.9%, and the S&P 500 appreciated 7.3% including dividends. The compound annual return to Homestead's stockholders for the prior thirty-six months through April 30, 2000 was -43.3%, whereas the compound annual returns of the peer companies, the S&P Hotel Index and the S&P 500 were -22.6%, -13.6%, and 20.9%, respectively. The compound annual return to Homestead's stockholders, for the prior forty-three months through April 30, 2000 (representing the period since Homestead's common stock began publicly trading) was -37.9%, whereas the compound annual returns of the peer companies, the S&P Hotel Index, and the S&P 500 were -25.8%, -10.4%, and 23.0%, respectively.

   Stern Stewart also compared the consideration of $4.10 per share in cash to be paid pursuant to the merger agreement with the closing stock price of Homestead shares of $2.69 on March 23, 2000 (the last trading day before the public announcement of Security Capital's offer of $3.40 per share). The $4.10 per share price to be paid pursuant to the merger agreement represented a 52.6% premium to the closing price of Homestead's common stock on March 23, 2000. This premium compares to a range of premiums from 17.7% to 35.9% in comparable lodging transactions in 1998 and 1999.

   Discounted EVA and Discounted Cash Flow Valuations. EVA is calculated as the net operating profit after tax ("NOPAT") of an enterprise minus an appropriate charge for the opportunity cost of all capital invested in such enterprise. As such, EVA is an estimate of the "economic" profit, or the amount by which earnings exceed or fall short of the required minimum rate of return that equityholders and lenders could get by investing in other securities of comparable risk. By taking all capital costs into account, including the cost of equity, EVA is designed to reflect profit from an equityholder's perspective. For instance, if the equityholders expect a 10% return on their investment, their investment will be profitable only if their share of after-tax operating profits exceeds 10% of their invested equity capital. Adding the present value of future EVA to the capital invested in a company determines a company's fair market value.

   Stern Stewart used its proprietary EVA framework in performing discounted EVA and discounted EVA improvement valuations of Homestead shares based on projections developed by Homestead and extended by Stern Stewart with certain adjustments by Stern Stewart. See"--Projections." Stern Stewart also performed a discounted cash flow valuation of Homestead common stock. In performing its discounted EVA and discounted cash flow analyses, Stern Stewart evaluated various assumptions that it deemed appropriate based on a review with Homestead management. Stern Stewart used weighted average cost of capital discount rates ranging from 7.8% to 8.7% to determine the net present value per share of Homestead. Stern Stewart estimated these weighted average cost of capital discount rates based on a comparison of other peer companies, adjusted to reflect an estimate of Homestead's weighted average interest rate on outstanding debt and the amount of such outstanding debt. Stern Stewart calculated terminal values at the end of year 2009 based on 2009 projected free cash flow and EVA and using inflationary growth.

   Stern Stewart analyzed Homestead's historical financial performance for the years 1996 through 1999, and compared historical performance to management's projections for the years 2000 through 2002. Stern Stewart analyzed net operating income and EBITDA margins, occupancy rates, and capital expenditures of Homestead historically from years 1996 through 1999, and compared them with Homestead's projections for the years 2000 through 2002. Stern Stewart extended management's projections from 2003 through 2009 based on trends in years 2000 through 2002. Based on the foregoing, in Stern Stewart's judgment, this analysis yielded a range of net present values of $3.76 to $4.85 per share for Homestead.

   In its EVA valuation, Stern Stewart calculated current operations value (defined as (i) current EVA divided by the cost of capital plus (ii) total EVA capital) and the present value of the future growth in EVA of Homestead based on Homestead's management projections. At the $4.10 merger consideration, Homestead's growth value as a percentage of total market value is 48.6%, implying that almost half of the total value of Homestead is dependent upon future improvements in EVA over and above the current level. Stern Stewart then analyzed the growth value as a percentage of total market value for the peer companies, and compared it to Homestead's percentage growth value implied in the pre-offer price per share of $2.69. The percentage growth value for the peer companies ranged from -42.9% to 27.8% with a median of 10.4%, as compared to Homestead's implied percentage growth value of 37.6% at the pre-offer price of $2.69. The 48.6% percentage growth value for Homestead implicit in the $4.10 price is significantly above the peer companies' median of 10.4%. The implied price per share based on the Discounted Cash Flow and Discounted EVA valuations ranged from $3.76 to $5.45.

   Peer Companies Analysis. Stern Stewart reviewed certain actual and estimated financial information relating to Homestead and compared such information to corresponding financial information, ratios, and public market multiples for the peer companies. Stern Stewart calculated and compared various financial multiples and ratios for Homestead and each of the peer companies. The multiples and ratios of the peer companies were calculated using closing market prices on April 30, 2000, publicly reported financial results, and publicly available information and estimates.

   Stern Stewart calculated for the peer companies the total enterprise value (defined as equity value (share price times latest reported total shares outstanding), plus the value of outstanding warrants, plus debt including the present value of operating leases, plus preferred stock and minority interests, less non-operating assets) as a multiple of last twelve months sales, last twelve months earnings before interest, taxes, depreciation, and amortization ("EBITDA"), and last reported book value (defined as book value of equity plus book value of debt plus book value of minority interests plus book value of preferred equity). Stern Stewart's analysis for the peer companies indicated multiples of total enterprise value to sales which ranged from 1.8 to 4.7, with a median of 4.1, compared to 3.6 for Homestead at a pre-offer price of $2.69; multiples of total enterprise value to latest twelve months EBITDA which ranged from 4.4 to 11.8, with a median of 8.2, compared to
8.7 for Homestead; multiples of total enterprise value to book value which ranged from 0.60 to 1.01, with a median of 0.96, compared to 0.75 for Homestead. In determining Homestead's trading multiples, excess cash, marketable securities, present value of the net operating loss tax savings and the estimated proceeds of the land sales have been included in the determination of the multiple.

   Stern Stewart applied the median multiples of the peer companies to the Homestead actual 1999 results and to the financial forecast prepared by management for 2000 to arrive at a range of imputed equity values per share. The implied price per share based on peer multiples analysis ranged from $2.69 using median peer enterprise value to EBITDA of 8.2x and Homestead 1999 EBITDA to $3.94 using peer median enterprise value to sales of

4.1x and Homestead 1999 sales. Stern Stewart also calculated the aforementioned multiples based upon the $4.10 price and determined that the multiples implied by such price for sales and EBITDA were meaningfully above the median of peer companies and the multiple for book value slightly below the median of peer companies.

   Selected Transactions Analysis. Stern Stewart analyzed certain information relating to five comparable merger and acquisition transactions in the lodging industry from January 1998 to September 1999. The analyses indicated, among other things, that the multiples of transaction value to last twelve months sales ranged from 2.1 to 6.3, with a median of 3.9; and the multiples of transaction value to latest twelve months EBITDA ranged from 6.2 to 13.7, with a median of 9.0. Using the $4.10 price, the implied multiples of the transaction value to 1999 sales and 1999 EBITDA of Homestead were above the median for the comparable transactions. The implied price per share based on the comparable transactions median multiple of 9.03x enterprise value of EBITDA ranged from $3.37 using Homestead 1999 EBITDA to $4.63 using Homestead projected 2000 EBITDA. The implied price per share based on the comparable transactions median multiple of 3.94x enterprise value to sales ranged from $3.65 using Homestead 1999 sales to $4.17 using Homestead projected 2000 sales. The implied price per share based on the comparable transactions median multiple of 1.34x enterprise value to total book value ranged from $7.93 using the Homestead projected 2000 year-end total book value to $8.51 using Homestead 1999 year-end total book value.

   Enterprise value to total book value ratios compare a firm's total market value to its accounting book value. Book value is measured at historical cost, net of accumulated depreciation, with assets being depreciated over their useful lives. In the real estate industry, book value is neither an accurate measure of liquidation value nor replacement value as real estate assets can appreciate rather than depreciate. In the case of Homestead, most assets are new and thus not as highly depreciated as other assets in the industry. Additionally, comparing enterprise value to total book value ratios across companies in recent transactions is not very useful, as the profitability of hotels in different segments of the lodging industry vary. Book value ratios do not differentiate for the differences in the profitability or the magnitude of the cash flows of a company's underlying assets. In contrast, determining the value of Homestead using the selected multiples of enterprise value to sales and EBITDA provides a better estimate of the value. Sales and EBITDA are better measures of value because sales differentiates for the total level of income generated by the underlying assets and EBITDA differentiates for the level of profitability and the magnitude of the cash flows generated by the underlying assets.

   Stern Stewart also compared premiums paid over closing prices of target companies five trading days prior to announcement of the comparable transactions to the 52.6% premium implicit in the $4.10 price. The 52.6% premium implicit in the $4.10 price is substantially above the premiums implicit in the comparable transactions.

   Industry Sale and Leaseback Analysis. Stern Stewart conducted an analysis of six sale and leaseback transactions in the extended stay lodging industry between January 1998 and February 1999. Stern Stewart used publicly available data to determine total transaction value and the number of rooms sold in each transaction. A sale price per room was calculated for each of the transactions and for the entire portfolio of transactions to arrive at a weighted mean sales price per room of $57,811. The purchase price of $145 million for the Homestead properties sold in the February 1999 sale and leaseback arrangement ("S&L Properties") with Hospitality Properties Trust ("HPT") and the estimated proceeds from a separate sale of 29 Homestead properties ("29 Properties") was added to the implied value of the properties excluding the S&L Properties and the 29 Properties. The value of the properties excluding the S&L Properties and 29 Properties was calculated using the weighted mean sales price per room multiplied by the number of rooms. It was noted by Stern Stewart that the $4.10 price is above the value implied by the industry sale and leaseback analysis. The implied price per share based on industry S&L transactions ranged from $4.06 using the baseline valuation for the 29 Properties to $4.20 using a valuation of 120% of the baseline valuation for the 29 Properties.

   Homestead Sale and Leaseback Analysis. Stern Stewart also analyzed the valuation of properties implied by the HPT sale and leaseback transaction in February 1999. The purchase price of $145 million for the Homestead S&L Properties sold in the 1999 sale and leaseback arrangement to HPT and the estimated proceeds from the sale of the 29 Properties was added to the implied value of the properties excluding the S&L Properties and 29 Properties. The value of the properties excluding the 29 Properties and S&L portfolios was calculated using the HPT sales price per room of $60,091, multiplied by the number of rooms in the remaining portfolio. It was noted by Stern Stewart that the $4.10 price is slightly below the value implied by the HPT sale and leaseback analysis. The implied price per share based on the Homestead S&L transaction ranged from $4.29 using the baseline valuation for the 29 Properties to $4.20 using a valuation of 120% of the baseline valuation for the 29 Properties.

  Projections

   Stern Stewart reviewed three-year projections prepared by Homestead's management as part of its engagement. Stern Stewart used these projections to extrapolate a 10 year projection of operating performance (the "Initial Extended Forecast"). As it became available, management provided Stern Stewart with information concerning the improvement of its first quarter operating results over projected results. Stern Stewart used this information, revised its forecast and generated a revised extended forecast (the "Revised Extended Forecast"). In addition, to account for Homestead's net operating losses, Stern Stewart modified management's assumptions as they relate to the payment of taxes, which affected net income. The charts below set forth the Initial Extended Forecast and Revised Extended Forecast of Homestead's total revenue, operating profit and net income.

                        Homestead Village Incorporated
                           Initial Extended Forecast

                           2000    2001    2002    2003    2004    2005    2006    2007    2008    2009
                         -------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total Revenue........... $241,490 248,514 236,074 261,734 267,520 273,434 279,480 285,660 291,978 298,437
Operating Profit........   65,933  68,220  72,061  74,069  76,142  78,261  80,428  82,642  84,906  87,220
Net Income..............   14,432  16,676  19,033  20,254  21,519  22,812  24,133  25,484  26,865  28,277

                           Revised Extended Forecast

                           2000    2001    2002    2003    2004    2005    2006    2007    2008    2009
                         -------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Total Revenue........... $244,649 254,186 261,646 269,226 277,015 283,140 289,402 295,803 302,346 309,035
Operating Profit........   68,619  73,036  76,800  80,440  84,199  86,476  88,803  91,183  93,615  96,101
Net Income..............   16,070  19,613  21,924  24,141  26,434  27,823  29,242  30,694  32,177  33,694

   Management's three-year projections used by Stern Stewart to generate the Initial Extended Forecast and the Revised Extended Forecast were regularly prepared projections of Homestead's operating performance prepared by management in the course of budgeting. Homestead did not prepare these projections with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Although presented with numerical specificity, Homestead's projections are based upon a variety of assumptions relating to the business of Homestead which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of us and Homestead. There can be no assurance that Homestead's projections will be realized, and actual results may vary materially from those shown.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Stern Stewart opinion. In arriving at its fairness determination, Stern Stewart considered the results of all such analyses, taken as a whole. Furthermore, in arriving at its fairness opinion, Stern Stewart did not attribute any particular weight to any analysis or factor considered by it; rather, Stern Stewart made its determination as to fairness on the basis of qualitative judgments as to the significance and relevance of the financial and comparative analyses and factors described above, taken as a whole. No company or transaction used in the above analyses as a comparison is identical to Homestead or the contemplated transaction. The analyses were prepared solely for purposes of Stern Stewart's providing its opinion to the special committee as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Homestead shares (other than Security Capital and its affiliates) and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be bought or sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Homestead, Security Capital, Stern Stewart or any other person assumes responsibility if future results are materially different from those forecast.

   As described above, the Stern Stewart opinion delivered to the special committee and the Board of Directors of Homestead was one of many factors taken into consideration by Homestead's Board in making its determination to approve the merger and recommend the tender offer. Although Stern Stewart evaluated the fairness to holders of Homestead shares (other than Security Capital and its affiliates) of the consideration to be paid by Security Capital in the tender offer and the merger, the specific consideration was determined by the special committee and Security Capital in arm's-length negotiations. The foregoing summary does not purport to be a complete description of the analyses performed by Stern Stewart and is qualified by reference to the written opinion of Stern Stewart set forth in Exhibit (c)(1) to the Schedule TO and also as Annex A to Homestead's solicitation/recommendation statement on Schedule 14D-9.

   As part of its financial advisory consulting practice, Stern Stewart is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, edivestitures, valuations, restructurings and recapitalizations. Stern Stewart was selected by the special committee as its financial advisor based on its reputation, experience, and expertise.

   Pursuant to the terms of a letter agreement dated April 8, 2000, Stern Stewart was retained by the special committee to serve as its financial advisor and to render an opinion to the special committee and the Homestead Board with respect to the fairness, from a financial point of view, of the consideration to be paid to holders of Homestead shares (other than Security Capital and its affiliates). Under the Stern Stewart engagement letter, the special committee agreed to pay Stern Stewart a fee of $100,000 plus 10% of the consideration above the original offer of $3.40 if the consideration to be paid pursuant to the terms of the merger agreement was between $3.40 and $3.70, plus 15% of the consideration above $3.70 if the consideration payable pursuant to the merger agreement was above $3.70, payable upon the closing of the transactions contemplated by the merger agreement. In the event that the merger agreement had not been executed, the special committee would have been obligated to pay Stern Stewart a fee of $100,000, payable at such time as the negotiations between the special committee and Security Capital to effect the transaction were terminated. The fee payable to Stern Stewart in connection with its engagement calculated based on the $4.10 per share price is approximately $1.5 million. In addition, the special committee has agreed to reimburse Stern Stewart for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify Stern Stewart and certain related persons and entities for certain losses, claims, damages or liabilities relating to or arising out of, among other things, its engagement as financial advisor. In addition to Stern Stewart's engagement by the special committee, Stern Stewart and Mr. Vesell have engaged in preliminary discussions relating to the formation of an investment fund. No written agreements have been reached between Stern Stewart and Mr. Vesell regarding such a fund. Although the special committee believed this relationship between Mr. Vesell and Stern Stewart to be immaterial to its consideration of Stern Stewart's engagement, the special committee considered this relationship between Mr. Vesell and Stern Stewart in evaluating the engagement of Stern Stewart.

 Report of Chase Securities Inc.

   Security Capital engaged Chase Securities Inc. to act as its financial advisor in connection with the possible acquisition by Security Capital of the Homestead shares that were not already owned by Security Capital and to serve as Dealer Manager. Representatives of Security Capital and the members of Homestead's special committee determined the amount and the form of consideration through arm's-length negotiations and did not base this determination on any recommendation by Chase Securities, although Chase Securities provided advice to Security Capital from time to time during the course of the negotiations. Chase Securities was not asked to, and did not, express any opinion as to the fairness of the consideration to be paid by Security Capital in the Offer and the merger. Security Capital engaged Chase Securities as financial advisor to Security Capital and Chase Securities did not act as advisor to, or agent of, any other person.

   On March 23, 2000, Chase Securities made a presentation to the Board of Directors of Security Capital in respect of the pricing analysis for the tender offer and merger. The following is a brief summary of the material financial and comparative analyses performed by Chase Securities in connection with its preliminary valuation analysis presented to the Board of Directors of Security Capital on March 23, 2000.

   Comparable Public Companies Analysis. Using publicly available information, Chase Securities compared certain financial and operating information and ratios for Homestead with the corresponding financial and operating information and ratios for companies in lines of business believed to be generally comparable to Homestead, as follows:

  .  Candlewood Hotel Company, Inc.

  .  Extended Stay America Inc.

  .  Prime Hospitality Corp.

  .  Suburban Lodges of America, Inc.

  .  Sunburst Hospitality Corporation

   In examining the comparable companies, Chase Securities calculated the enterprise value, defined as the total market value of equity on a diluted basis plus outstanding debt, preferred stock and minority interest less cash and cash equivalents, of each company as a multiple of its respective estimated calendar year 2000 earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, in each case based upon selected public research equity analyst estimates. In conducting this analysis, Chase Securities used closing share prices on March 20, 2000. This analysis yielded the following multiples:

                                                                     Medium Mean
                                                                     ------ ----
Enterprise value as a multiple of 2000 estimated EBITDA.............  5.8x  6.3x

   Based on this analysis, Chase Securities estimated a value per Homestead share ranging from approximately $2.00 to $3.90.

   Premiums Paid Analysis. Chase Securities reviewed 48 minority buy-in transactions announced between January 1, 1997 and March 20, 2000 where the equity value of the minority stake was greater than $20 million prior to the announcement of the proposed transactions. In examining these transactions, Chase Securities calculated the premia implied by the initial offer price and the final offer price to the price per common share of each company for the 1-day, 1-week and 4-week periods prior to announcement of the offer. This analysis showed the following:

                         Summary of Median Premia Paid

       Share Price Prior
        to Announcement           Initial Offer Price               Final Offer Price
       -----------------          -------------------               -----------------
       1-day                             11.5%                            22.3%
       1-week                            18.0%                            25.3%
       4-weeks                           24.5%                            30.9%

   Based on this analysis, Chase Securities estimated a value per Homestead share ranging from approximately $3.00 to $3.40.

   Discounted Cash Flow Analysis. Chase Securities performed a discounted cash flow analysis, which is referred to as DCF, of Homestead using financial forecasts for the fiscal years ending December 31, 2000 through December 31, 2002 provided by Homestead's management to Security Capital, and for fiscal years ending

December 31, 2003 through December 31, 2004 that were extrapolated from the earlier period assuming revenues growing at an inflationary rate of 3.0% and margins remaining constant. Utilizing such information, Chase Securities calculated a range of values for the Homestead shares based upon the discounted present value as of June 30, 2000 of the sum of the projected stream of unlevered free cash flows to Homestead from December 31, 1999 through December 31, 2004, and the projected terminal value of Homestead at December 31, 2004 based upon a range of multiples applied to projected EBITDA in the fiscal year 2005. The DCF was calculated for Homestead assuming discount rates ranging from 13.5% to 15.5%, and terminal multiples of EBITDA in the fiscal year 2005 ranging from 6.0x to 8.0x. Based on this analysis, Chase Securities estimated a value per share ranging from approximately $2.60 to $4.20.

   Net Asset Value Analysis. Using estimates provided by Homestead's management of Homestead's projected property net operating income, defined as property revenues minus property expenses, for the period ending December 31, 2000, Chase Securities estimated Homestead's net asset value per Homestead share. In so doing, Chase Securities arrived at a net asset value by:

     1. calculating estimated value of real estate operations by applying a range of capitalization rates from 13.0% to 14.0% to net operating income, after providing for an assumed level of maintenance capital expenditures of 4.0% of revenues and property management expenses of 5.0% of revenues, as estimated by Chase Securities;

     2. adding the estimated book value of Homestead's land inventory, as of June 30, 2000, as projected by Homestead's management; and

     3. subtracting total outstanding debt including Homestead's capital lease obligations as of December 31, 2000, as projected by Homestead's management.

   The net asset value per Homestead share was then calculated by dividing the net asset value by the number of fully diluted shares outstanding calculated by adding the number of common shares based on Homestead's management disclosure plus options calculated using the treasury stock method. Based on this analysis, Chase Securities estimated a value per Homestead share ranging from approximately $3.50 to $4.02.

   Stock Price Analysis. Among other analyses performed, Chase Securities also reviewed the trading prices and volume of the Homestead shares for the 1-year period ending March 20, 2000, and observed that the low and high closing prices during that period were $1.94 per share on August 10, 1999 and $4.38 per share on May 3, 1999, and that the closing price per share on March 20, 2000 was $2.63. Chase Securities also observed that, excluding the closing prices for the Homestead shares during the period from April 27, 1999 through May 3, 1999, when Homestead had publicly announced that it was in discussions with an unidentified party regarding a potential business combination, the high trading price for the Homestead shares for the 1-year period ending March 20, 2000 was $3.06.

   Summary Preliminary Valuation Range. Based on the analyses described above, the implied value per share ranged from approximately $3.00 to $3.50, compared to the closing price per share on March 20, 2000 of $2.63.

   On May 1, 2000, Chase Securities updated the Comparable Public Companies and Net Asset Valuation analyses described above taking into account Homestead's actual first quarter financial results rather than projected first quarter financial results. Using methodologies similar to those described above, the implied value per share ranged from approximately $2.12 to $4.00 in the comparable public company analysis and from approximately $3.57 to $4.10 in the net asset valuation analysis.

   In addition, on May 1, 2000, Security Capital identified potential synergy and cost savings in the amount of $700,000 per year projected to be realized if Homestead were no longer a public reporting company. Chase Securities then valued this cost savings by applying a range of capitalization rates of 10.0% to 14.0% resulting in a range of present values from cost saving and synergies of $5.0 million to $7.0 million. Chase Securities then divided the range of values by the amount of shares expected to be purchased in the transaction and determined that a range of $0.32 to $0.45 would be the break-even additional price per share that could be paid to shareholders.

   The matters considered by Chase Securities in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Security Capital's and Homestead's control and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Chase Securities are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. None of the comparable companies used in the Comparable Public Companies Analysis described above is identical to Homestead. Accordingly, an analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

   Security Capital selected Chase Securities to act as its financial advisor on the basis of the reputation of Chase Securities as an internationally recognized investment banking firm with substantial expertise in transactions similar to the tender offer and merger and because it is familiar with Security Capital and its business. As part of its financial advisory business, Chase Securities is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Chase Securities has acted as financial advisor to Security Capital in connection with the transactions and for which Security Capital has agreed to pay a fee upon execution of the merger agreement. The Chase Manhattan Corporation and its affiliates, including Chase Securities, in the ordinary course of business, have provided investment banking and commercial banking services to Security Capital and commercial banking services to Homestead and may continue to provide such services. During the past two years, The Chase Manhattan Corporation and its affiliates have received aggregate fees in the amount of approximately $1.4 million for these services provided to Security Capital and approximately $282,000 for these services provided to Homestead. In the ordinary course of business, Chase Securities or its affiliates may trade in the debt and equity securities of Security Capital and Homestead for its own accounts and for the accounts of its customers and, accordingly, may at anytime hold a long or short position in such securities.

   The terms of the engagement of Chase Securities by Security Capital are set forth in a letter dated as of March 16, 2000. Pursuant to the terms of this letter agreement, Security Capital agreed to pay to Chase Securities a fee of $250,000 upon execution of the merger agreement. In addition, Security Capital has also agreed to reimburse Chase Securities for its reasonable out-of-pocket expenses (including the reasonable fees of its legal counsel), subject to certain limitations, and to indemnify Chase Securities and certain related persons from and against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws, arising out of its engagement. The full text of Chase Securities' presentations to Security Capital dated March 23, 2000 and May 1, 2000 have been included as Exhibits (c)(3) and (c)(4) to the Schedule TO, and the foregoing summary is qualified in its entirety by reference to these exhibits.

VI. Interests of Certain Persons

   In considering the recommendations of the Homestead Board and the special committee with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Homestead have interests in the Offer and the Merger which are described below and which may be in addition to their interests as stockholders of Homestead. These officers and directors include C. Ronald Blankenship, Vice Chairman, Chief Operating Officer and a Director of Security Capital, who is also serving as Interim Chairman and Chief Executive of Homestead, and A. Richard Moore, Jr., who is Managing Director of the Capital Division of Security Capital and Managing Director of Security Capital European Realty Management Limited and Security Capital (UK) Management Limited and who is also serving as Interim Chief Financial Officer for Homestead. In addition, certain directors and officers of Security Capital own Homestead shares and certain directors and officers of Homestead own Security Capital shares. See "-- Beneficial Ownership of Homestead shares". Stockholders also should be aware that Security Capital and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Security Capital's current indirect ownership of approximately 87.0% of the outstanding Homestead shares and the terms of the Investor Agreement described below, Security Capital may be deemed to control Homestead. See "-- Security Capital Investor Agreement". The special committee and the Homestead Board were each aware of these actual and potential conflicts of interest and considered them along with the other matters.

   Directors and Officers. Homestead has advised Purchaser that, to its knowledge, all of Homestead's executive officers and directors intend to tender all Homestead shares that they own of record or beneficially in the Offer (other than Homestead shares that they have the right to purchase by exercising stock options and Homestead shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act). In addition, the director of Purchaser will, immediately prior to the Effective Time (as defined below), resign and the current directors of Homestead will be elected the directors of Homestead.

   Indemnification. Under the merger agreement, the directors and officers of Homestead are entitled to certain rights of indemnification and to be insured by Homestead or Security Capital with respect to certain matters from and after completion of the Merger. See "THE MERGER AGREEMENT AND THE MERGER -- Indemnification; Directors' and Officers' Insurance".

   Option Holders and Replacement Awards. Prior to the completion of the tender offer, the Homestead Board of Directors (or, if appropriate, any committee thereof) will take all actions necessary to provide for the adjustment, at the Effective Time, of all outstanding stock options (the "Stock Options"), that have been granted under any stock option plan of Homestead (the "Stock Plans").

   In connection with the adjustment of the Stock Options, holders of Stock Options will not receive any payment. The adjustments will be consistent with the terms of the Stock Plans, and all Stock Options granted as of the Effective Time will no longer be exercisable for shares of Homestead, but rather will be exercisable for a cash payment equal to the appraised value of the Homestead shares.

   Administrative Services Agreement. Homestead and Security Capital are parties to an administrative services agreement (the "Administrative Services Agreement"), under which Security Capital provides Homestead with administrative services for certain aspects of Homestead's business. These services include, but are not limited to, insurance administration, accounts payable administration, internal audit, cash management, human resources, management information systems, tax administration, shareholder communications and investor relations. The fees payable to Security Capital are fixed fees for particular services provided. Any arrangements under the Administrative Service Agreement for the provision of services are required to be commercially reasonable and on terms not less favorable than those which could be obtained from unaffiliated third parties. Homestead has incurred fees of $4,213,000 during 1998, $5,201,000 during 1999, and $1,214,877 during 2000 under the Administrative Services Agreement, which expires on December 31, 2000 and is renewable for a one-year term, subject to approval by a majority of the independent directors of Homestead. Additionally, Security Capital provides legal administration services under a separate agreement which expires on December 31, 2000.

   Tax Allocation Agreement. As a result of Security Capital's ownership in Homestead exceeding 80% after the closing of the May 1999 common stock rights offering, Homestead's results after May 1999 are included in the federal income tax return of Security Capital. Security Capital may utilize tax operating losses generated by Homestead subsequent to May 1999. In order for Security Capital to utilize the net operating loss carryforwards generated by Homestead through May 1999, Homestead must generate future taxable income. To the extent Homestead's net operating loss carryforwards are so utilized on Security Capital's federal tax return, such loss carryforwards will not be available to Homestead in the future. Homestead and Security Capital have entered into a tax allocation agreement which provides for tax liability or refund payments between the entities as determined by a defined calculation of Homestead's proportionate share of taxable income versus the total of taxable income for all entities filing as part of Security Capital's federal tax return. The agreement also provides that if a capital transaction were to occur where Security Capital owned less than 50% of Homestead after the transaction, all net operating loss carryforwards generated by Homestead through May 1999 would inure to Security Capital. No amounts were paid or due under the agreement for 1999.

   Security Capital Investor Agreement. Homestead and Security Capital are parties to an Investor Agreement, dated as of October 17, 1996, and amended as of April 5, 1999 (the "Security Capital Investor Agreement"), which provides Security Capital with a variety of rights regarding the management of Homestead. The amendment to the Security Capital Investor Agreement was a condition to Security Capital's increasing its funding commitment from $200 million to $225 million in connection with Homestead's May 1999 common stock rights offering. Under the Security Capital Investor Agreement, for so long as Security Capital beneficially owns at least 50.1% of Homestead's outstanding shares, Security Capital has the right to approve, among other things: (i) Homestead's annual budget; (ii) the incurrence of expenses in any year exceeding (A) any line item in the annual budget by $500,000 or 10% and (B) the total expenses set forth in the annual budget by 5%; (iii) the offer or sale of any shares or any securities convertible into or exchangeable for shares other than pursuant to (A) an employee benefit plan approved by Homestead's shareholders, (B) previously issued warrants, options or rights,
(C) a dividend reinvestment plan or share purchase plan approved by the Board or (D) an issuance of rights, options, or warrants for shares issued to all shareholders; (iv) the issuance or sale of securities that are subject to mandatory redemption or redemption at the option of the holder; (v) the adoption of any employee benefit plan pursuant to which shares may be issued and any action with respect to senior officers' compensation; (vi) the incurrence, restructuring, renegotiation or repayment of indebtedness in which the aggregate amount involved exceeds $1,000,000; (vii) the declaration or payment of any dividend or other distribution; (viii) the acquisition or disposition in a single transaction or group of related transactions where the purchase price exceeds $1 million; (ix) the entering into of service contracts
(A) for property management, investment management or leasing services, or (B) that contemplate annual payments in excess of $500,000; (x) the entering into of any new contract, including for construction, development, or other capital expenditure, for which the total cost is reasonably expected to exceed $1,000,000 for any contract or $5,000,000 in the aggregate; (xi) the entering into of any joint venture for the development of any properties owned by Homestead in which the book value of any property to be contributed by Homestead exceeds $1,000,000 individually or $5,000,000 in the aggregate;
(xii) the entering into of any franchising or licensing agreements; (xiii) the amendment of the articles of incorporation or bylaws of Homestead; and (xiv) the waiver of anti-takeover provisions of Maryland law or Homestead's articles of incorporation.

   The Security Capital Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding shares, Homestead may not increase the number of directors on the Board to more than seven without the approval of Security Capital. Security Capital also is entitled to designate one or more persons as directors of Homestead, as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 25% of the outstanding shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board as the number of shares beneficially owned by Security Capital bears to the total number of outstanding shares, provided that Security Capital shall be entitled to designate no more than two persons so long as the Homestead Board consists of no more than seven members. Security Capital currently has one designee on the Board, C. Ronald Blankenship, who is also Vice Chairman, Chief Operating Officer and a Director of Security Capital.

 Beneficial Ownership of Shares.

Ownership of Homestead Shares By Security Capital and Purchaser

   The following table sets forth information, as of May 2, 2000, concerning the beneficial ownership of shares of Homestead Common Stock for (i) Security Capital, Purchaser and their affiliates and (ii) the Directors and Executive Officers of Security Capital. Unless otherwise indicated, all such shares are owned directly, and the indicated person or entity has sole voting and investment power. Except as indicated below, the Directors and Executive Officers of Security Capital, Purchaser, and their affiliates do not own any Homestead shares or options to purchase Homestead shares.

                                                Number of       Percent of All
                                            Homestead Shares      Homestead
Person                                    Beneficially Owned(1)   shares(2)
------                                    --------------------- --------------
Security Capital Group Incorporated......      125,662,936(3)        89.0%
Archstone Communities Trust..............       21,191,262(2)        15.0
Purchaser................................                0            *
William D. Sanders.......................            3,500(4)         *
C. Ronald Blankenship....................            7,311(5)         *
Samuel W. Bodman.........................                0            *
Hermann Buerger..........................                0            *
John P. Frazee, Jr.......................           79,358(6)         *
Cyrus F. Freidheim, Jr...................                0            *
H. Laurance Fuller.......................              216(7)         *
Ray L. Hunt..............................                0            *
John T. Kelley, III......................            2,739(8)         *
Peter S. Willmott........................           97,709            *
Thomas G. Wattles........................                0            *
Thomas B. Allin..........................                0            *
A. Richard Moore, Jr.....................                0            *
Constance B. Moore.......................                0            *
All Directors and executive officers of
 Security Capital as a group
 (26 persons)............................          196,776            *

--------
*  Less than 1%
(1) Includes for Archstone all Homestead shares that may be issued upon conversion of all Convertible Notes (as defined below).
(2) Assumes (i) in the case of Archstone, that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital, that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities.
(3) Includes 21,191,251 Homestead shares beneficially owned by Archstone. As a result of its ownership of 38.1% of Archstone's outstanding common shares and Security Capital's contractual arrangements with Archstone, Security Capital may be deemed to beneficially own all Homestead shares owned by Archstone. SC Realty Incorporated, a wholly owned subsidiary of Security Capital, owns 104,471,674 Homestead shares.
(4) Homestead shares are held by a family limited partnership with respect to which Mr. Sanders shares voting and dispositive power.
(5) Includes 2,895 Homestead shares held by a corporation in which Mr. Blankenship owns the controlling interest.
(6) Includes 22,758 Homestead shares held in an IRA account, 600 shares owned by Mr. Frazee's children, 50,000 Homestead shares held by a corporation for which Mr. Frazee is an officer and options to acquire 6,000 Homestead shares.
(7) Includes 108 Homestead shares held by Mr. Fuller's wife.
(8) Mr. Kelley's Homestead shares are held in a trust account.

Ownership of Homestead Shares By Homestead Directors and Officers

   The following table sets forth, as of May 2, 2000, information concerning the beneficial ownership of shares of Homestead Common Stock for each Director and Executive Officer of Homestead not listed in the preceding chart. Unless otherwise indicated, all such shares are owned directly, and the indicated person or entity has sole voting and investment power. Except as indicated below, the directors and executive officers of Homestead do not own any Homestead shares or options to purchase Homestead shares.

                                                            Number of
                                                              Shares     Percent
                                                           Beneficially    of
Name and Address of Beneficial Owner                          Owned      Shares
------------------------------------                       ------------  -------
Manuel A. Garcia, III.....................................    29,000(1)     *
John C. Schweitzer........................................   105,062(2)     *
Eugene B. Vesell..........................................    87,546(3)     *
James C. Potts............................................    15,916(4)     *
Gary A. DeLapp............................................    41,864(5)     *
All Directors and executive officers as a group (11
 persons) (includes Directors and Officers of Homestead
 listed in preceding chart)...............................   410,484        *

--------
 * Less than 1%
(1) Includes 15,000 shares held by a trust of which Mr. Garcia is trustee, 10,000 shares held by a family limited partnership, and options to acquire 4,000 shares.
(2) Includes 5,000 shares held by a partnership of which Mr. Schweitzer is a general partner, 2,000 shares held by a corporation that Mr. Schweitzer owns, options to acquire 4,000 shares, and 1,062 shares held by Mr. Schweitzer's wife.
(3) Includes 393 shares held by Mr. Vesell's wife and 45,675 shares held by a trust for which Mr. Vesell is a trustee.
(4) Includes options to acquire 9,487 shares.
(5) Includes options to acquire 31,864 shares.

Ownership of Security Capital Class A Shares and Class B Shares by Homestead Directors and Executive Officers

   The following table sets forth, as of May 2, 2000, information concerning the beneficial ownership of Class A Shares and Class B Shares of Security Capital for (i) each Director of Homestead, (ii) each Named Executive Officer, and (iii) the Directors and executive officers as a group. Unless otherwise indicated, all such shares are owned directly, and the indicated person has sole voting and investment power.

                            Number Of Security       Number Of Security
                             Capital Class A          Capital Class B
                                  Shares                   Shares
                               Beneficially             Beneficially
Name Of Beneficial Owner         Owned(1)      %(2)     Owned(3)(4)     %(2)(5)
------------------------    ------------------ ----  ------------------ -------
C. Ronald Blankenship(6)..         8,968        *          543,407       1.06%
John P. Frazee, Jr.(7)....         6,067        *          318,366         *
Manuel A. Garcia, III.....             0        *                0         *
John C. Schweitzer........             0        *                0         *
Eugene B. Vesell(8).......           844        *           52,200         *
James C. Potts............         3,862        *          193,090         *
A. Richard Moore, Jr......             0        *           14,092         *
Gary A. DeLapp............            65        *            3,285         *
All Directors and
 executive officers as a
 group (11 persons).......        20,796       1.77%     1,200,105       2.39%

--------
*  Less than 1%
(1) Includes Class A Shares which may be acquired upon the exercise of options within 60 days for Messrs. Blankenship (8,582), Frazee (2,549), Potts (3,472), and DeLapp (65), and all Directors and executive officers as a group (15,596).

(2) For each person who owns restricted stock units which vest within 60 days, or options or convertible securities which are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options and converted all of his convertible securities and that no other person has restricted stock units which have vested, has exercised any outstanding options or has converted any convertible securities.
(3) Each Class A Share may be converted at any time into 50 Class B Shares. Includes Class B Shares which may be acquired upon conversion of Class A Shares, including Class A Shares which may be acquired upon the exercise of options for Class A Shares as described in footnote 1 above.
(4) Includes Class B Shares which may be acquired upon the exercise of options or vesting of restricted stock units within 60 days for Messrs. Blankenship (91,207), Frazee (15,000), Moore (12,500), and all Directors and executive officers as a group (128,791).
(5) For each person who owns Class A Shares, the calculation of the percentage ownership assumes that only that person has converted all of his Class A Shares into Class B Shares and that no other person has converted any Class A Shares.
(6) Includes 2,000 Class B Shares held by a corporation in which Mr. Blankenship is the controlling shareholder.
(7) Includes eleven Class A Shares held by Mr. Frazee's children and three Class A Shares held by his wife.
(8) Includes 422 Class A Shares held by a family trust for which Mr. Vesell is trustee and 115 Class A Shares held in an IRA account.

                        THE TENDER OFFER AND THE MERGER

1. Terms of the Tender Offer

   Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Homestead shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, June 6, 2000, unless we extend the period of time for which the initial offering period of the tender offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the tender offer, as so extended, will expire.

   Upon the terms and subject to the conditions of the tender offer, we will purchase, as soon as permitted under the terms of the tender offer, all Homestead shares validly tendered and not withdrawn prior to the Expiration Date, including such Homestead shares held by officers and directors of Homestead. If, at the Expiration Date the conditions to the tender offer described in Section 12 have not been satisfied or earlier waived, then we may, in our sole discretion, extend the Expiration Date for a period or periods of time, not to exceed 20 business days, by giving oral or written notice of the extension to the Depositary and by publicly announcing the new Expiration Date. So long as the merger agreement is in effect, the tender offer has been commenced, and the conditions to the tender offer have not been satisfied or waived, Purchaser is obligated to cause the tender offer not to expire, subject to Purchaser's and Security Capital's rights of termination under the merger agreement. During any extension of the offering period, all Homestead shares previously tendered and not withdrawn will remain subject to the tender offer and subject to your right to withdraw. See Section 4.

   Subject to the applicable regulations of the SEC and the terms of the merger agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to (a) terminate the tender offer (whether or not any Homestead shares have previously been purchased pursuant to the tender offer) if any condition referred to in Section 12 has not been satisfied or earlier waived or upon the occurrence of any event specified in Section 12; and (b) waive any condition or (except as set forth in the merger agreement as summarized below) otherwise amend the tender offer in any respect, in each case, by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than, in the case of any waiver, by making a public announcement thereof. We acknowledge that (a) Rule 14e-1(c) under the Securities Exchange Act requires us to pay the consideration offered or return the Homestead shares tendered promptly after the termination of the tender offer and (b) we may not delay purchase of, or payment for, any Homestead shares upon the occurrence of any event specified in Section 12 without extending the period of time during which the tender offer is open.

   The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 12. Any extension, termination or amendment of the tender offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including those rules under the Securities Exchange Act that require that material changes be promptly disseminated to holders of Homestead shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

   Under the merger agreement, without the prior written consent of the Homestead special committee and the Homestead Board of Directors, we may not
(a) impose additional conditions to the tender offer, (b) modify or amend the existing conditions to the tender offer or any other term of the tender offer in a manner adverse to Homestead stockholders, (c) reduce the number of Homestead shares subject to the tender offer, (d) reduce the price per Homestead share, (e) change the form of consideration payable in the tender offer, or (f) extend the Expiration Date, except as permitted in the merger agreement.

   If we make a material change in the terms of the tender offer, or if we waive a material condition to the tender offer, we will extend the tender offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Homestead shares being sought, or increase or decrease the consideration offered pursuant to the tender offer, and if the tender offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Homestead shares, we will extend the tender offer at least until the expiration of such period of ten business days. For purposes of the tender offer, a "business day" means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   Consummation of the tender offer is subject to the conditions set forth in
Section 12. We reserve the right, in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, in the exercise of our good faith judgment, elect to (a) extend the tender offer, and, subject to applicable withdrawal rights, retain all tendered Homestead shares until the expiration of the tender offer, as extended, subject to the terms of the tender offer and the merger agreement;
(b) waive all of the unsatisfied conditions, and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Homestead shares so tendered; or (c) terminate the tender offer and not accept for payment any Homestead shares and return all tendered Homestead shares to tendering Homestead stockholders. In the event that we waive any condition set forth in Section 12, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the Homestead stockholders, require that the tender offer remain open for an additional period of time or that we disseminate information concerning such waiver.

   We will not provide a subsequent offering period during which Homestead stockholders who do not tender in the tender offer would have another opportunity to tender at the same price. Those stockholders will have to wait until after the merger is completed to receive their cash consideration.

   As of the date of this Offer to Purchase, the Rights are represented by the certificates representing the Homestead shares and do not trade separately. Accordingly, by tendering a certificate representing Homestead shares, a stockholder is automatically tendering a similar number of associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate certificates representing rights ("Rights Certificates") are issued, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

   Homestead has provided us with its stockholder lists and security position listings for the purpose of disseminating the tender offer to holders of Homestead shares. We will mail this offer to purchase, the related letter of transmittal and other relevant materials to record holders of Homestead shares, and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, that are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Homestead shares.

2. Acceptance for Payment and Payment for Homestead Shares

   Upon the terms and subject to the conditions of the tender offer (including, if we extend or amend the tender offer, the terms and conditions of the tender offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Homestead shares validly tendered and not withdrawn (as permitted by Section

4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the tender offer set forth in Section 12. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Homestead shares pending receipt of any governmental approvals which may be required. See Section 13.

   In all cases, we will pay for Homestead shares purchased in the tender offer only after timely receipt by the Depositary of (a) certificates representing the Homestead shares ("Homestead Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Homestead shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3; (b) the appropriate letter of transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the letter of transmittal requires.

   The consideration per share paid to any stockholder pursuant to the tender offer will be the highest per share consideration paid to any other stockholder pursuant to the offer.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Homestead shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

   For purposes of the tender offer, we will be deemed to have accepted for payment, and purchased, Homestead shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Homestead shares for payment pursuant to the tender offer. In all cases, upon the terms and subject to the conditions of the tender offer, payment for Homestead shares purchased pursuant to the tender offer will be made by deposit of the purchase price for the Homestead shares with the Depositary, which will act as agent for tendering Homestead stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering Homestead stockholders.

   Under no circumstances will we pay interest on the purchase price for Homestead shares except as may be required by applicable law.

   If we do not purchase any tendered Homestead shares pursuant to the tender offer for any reason, or if you submit Homestead Certificates representing more Homestead shares than you wish to tender, we will return Homestead Certificates representing unpurchased or untendered Homestead shares, without expense to you (or, in the case of Homestead shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Homestead shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the tender offer.

   If, prior to the Expiration Date, we increase the price offered to holders of Homestead shares in the tender offer, we will pay the increased price to all holders of Homestead shares that we purchase in the tender offer, whether or not the Homestead shares were tendered before the increase in price.

   We reserve the right, subject to the provisions of the merger agreement, to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates the right to purchase all or any portion of the Homestead shares tendered in the tender offer, but any such transfer or assignment will not relieve us of our obligations under the tender offer or prejudice your rights to receive payment for Homestead shares validly tendered and accepted for payment in the tender offer.

3. Procedures for Accepting the Offer and Tendering Shares

   Valid Tender of Homestead Shares. Except as set forth below, in order for you to tender Homestead shares in the tender offer, the Depositary must receive the letter of transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Homestead shares and any other documents that the letter of transmittal requires at one of its addresses set forth on the back cover of this tender offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Homestead Certificates representing tendered Homestead shares to the Depositary or you must cause your Homestead shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

   The method of delivery of Homestead Certificates, the letter of transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Homestead Certificates. If delivery is by mail, we recommend using registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Homestead shares at the Book-Entry Transfer Facility for purposes of the tender offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Homestead shares by causing the Book-Entry Transfer Facility to transfer the Homestead shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Homestead shares may be delivered through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Depositary must receive the letter of transmittal (or facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this offer to purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

   Delivery of documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary.

   Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all letters of transmittal, unless the Homestead shares tendered are tendered (a) by a registered holder of Homestead shares that has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the letter of transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the letter of transmittal.

   If the Homestead Certificates are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made to, or Homestead Certificates for unpurchased Homestead shares are to be issued or returned to, a person other than the registered holder, then the tendered Homestead Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Homestead Certificates, with the signatures on the Homestead Certificates or stock powers guaranteed by an Eligible Institution as provided in the letter of transmittal. See Instructions 1 and 5 of the letter of transmittal.

   If the Homestead Certificates are forwarded separately to the Depositary, a properly completed and duly executed letter of transmittal (or manually signed facsimile) must accompany each delivery of Homestead Certificates.

   Guaranteed Delivery. If you want to tender Homestead shares in the tender offer and your Homestead Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Homestead shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

  .  your tender is made by or through an Eligible Institution;

  . the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

  . the Depositary receives the Homestead Certificates (or a Book-Entry Confirmation) representing all tendered Homestead shares, in proper form for transfer together with a properly completed and duly executed letter of transmittal (or manually signed facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the letter of transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery, a trading day being defined as any day the New York Stock Exchange Inc. is open for business.

   You may deliver the Notice of Guaranteed Delivery by hand or mail or by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery and a representation that you own the Homestead shares being tendered within the meaning of Rule 14e-4 under the Securities Exchange Act.

   Notwithstanding any other provision of the tender offer, we will pay for Homestead shares only after timely receipt by the Depositary of Homestead Certificates for, or, of Book-Entry Confirmation with respect to, the Homestead shares, a properly completed and duly executed letter of transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate letter of transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Homestead Certificates or Book-Entry Confirmation that the Homestead shares have been transferred into the Depositary's account at a Book-Entry Transfer Facility.

   Backup United States Federal Income Tax Withholding. Under the backup United States federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the tender offer or the merger. To prevent backup United States federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup United States federal income tax withholding by completing the Substitute Form W-9 included in the letter of transmittal. Non-United States holders must submit a completed Form W-8 or Form W-8 BEN to qualify as an exempt recipient. These forms may be obtained from the Depositary. See Instruction 9 of the letter of transmittal.

   Appointment as Proxy. By executing the letter of transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of your rights with respect to the Homestead shares that you tender and that we accept for payment and with respect to any and all other Homestead shares and other securities or rights issued or issuable in respect of those Homestead shares on or after the date of this offer to purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Homestead shares. This appointment will be effective when we accept your Homestead shares for payment in accordance with the terms of the tender offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Homestead shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Homestead shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Homestead stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Homestead shares to be deemed validly tendered, immediately upon the acceptance for payment of such Homestead shares, we or our designee must be able to exercise full voting rights with respect to such Homestead shares and other securities, including voting at any meeting of Homestead stockholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Homestead shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender of Homestead shares of any particular Homestead stockholder, whether or not similar defects or irregularities are waived in the case of other Homestead stockholders.

   No tender of Homestead shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Security Capital, Purchaser or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other individual or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   Our acceptance for payment of Homestead shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the tender offer.

4. Withdrawal Rights.

   Except as described in this Section 4, tenders of Homestead shares made in the tender offer are irrevocable. You may withdraw Homestead shares that you have previously tendered in the tender offer at any time on or before the Expiration Date, and, unless theretofore accepted for payment as provided herein, you may also withdraw Homestead shares at any time after July 7, 2000.

   If, for any reason, acceptance for payment of any Homestead shares tendered in the tender offer is delayed, or we are unable to accept for payment or pay for Homestead shares tendered in the tender offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Homestead shares that you have tendered, and you may not withdraw your Homestead shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the tender offer to the extent required by law.

   In order for your withdrawal to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify your name, the number of Homestead shares that you want to withdraw, and (if Homestead Certificates have been tendered) the name of the registered holder of the Homestead shares as shown on the Homestead share Certificate if different from your name. If Homestead Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Homestead Certificates, you must submit the serial numbers shown on the particular Homestead Certificates evidencing the Homestead shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Homestead shares tendered for the account of an Eligible Institution. If Homestead shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Homestead shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Homestead shares. Any Homestead shares that you withdraw will be considered not validly tendered for purposes of the tender offer, but you may tender your Homestead shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Security Capital, Purchaser, Homestead or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other individual or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Price Range of the Shares; Dividends

   According to Homestead's Form 10-K for the fiscal year ending December 31, 1999, Homestead shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "HSD". The following table sets forth, for the periods indicated, the reported high and low sale prices for the Homestead shares on the NYSE and dividends paid, as reported in Homestead's Form 10-K with respect to periods occurring in fiscal 1998 and 1999, and as reported during the current fiscal year by published financial sources with respect to periods occurring in fiscal 2000. During such period, Homestead has paid no cash dividends on the shares.

                        Homestead Village Incorporated

                                                                   High   Low
                                                                  ------ ------
Fiscal 1998
First Quarter.................................................... $15.75 $13.56
Second Quarter...................................................     16     11
Third Quarter....................................................  13.81   6.25
Fourth Quarter...................................................   8.19   3.38

Fiscal 1999
First Quarter....................................................   4.75   2.44
Second Quarter...................................................   5.13   2.13
Third Quarter....................................................   2.81   1.88
Fourth Quarter...................................................   2.81   2.00

Fiscal 2000
First Quarter....................................................   3.31   2.00
Second Quarter (through May 8, 2000).............................   4.00   3.13

   Under the terms of the merger agreement, Homestead is not permitted to declare or pay dividends with respect to the Homestead shares without the prior written consent of Security Capital.

   The average of the closing prices on the NYSE for the Homestead shares over the last 20 full days of trading before Security Capital publicly announced the proposal on March 23, 2000 to acquire Homestead was $2.41 per share. On March 23, 2000, the day Security Capital announced the proposal to acquire Homestead, the reported closing price on the NYSE for the Homestead shares was $2.69 per share. On May 8, 2000, the last full day of trading prior to the commencement of the tender offer, the reported closing price on the NYSE for the Homestead shares was $4.00 per share.

   Stockholders are urged to obtain current market quotations for the Homestead shares.

6. Possible Effects of the Tender Offer on the Market for the Homestead Shares; Stock Quotation; Securities Exchange Act Registration; Margin Regulations.

   If there are validly tendered and not properly withdrawn enough Homestead shares so that, including the Homestead shares we already own, we would have control over 90% of the outstanding Homestead shares, we will complete the merger as soon as possible after the expiration of the tender offer and, in accordance with

Maryland law, without a vote of the stockholders of Homestead. Homestead stockholders who had not previously tendered their shares will receive the same price per share upon completion of the merger. If, however, we acquire less than the number of Homestead shares necessary to give us control over 90% of the outstanding Homestead shares, Homestead would have to hold a vote of the Homestead stockholders to vote on approval of the merger agreement and the merger before we could complete the merger. Until we complete the merger, our purchase of Homestead shares pursuant to the tender offer could have the following effects.

   The Market for Homestead Shares. The purchase of Homestead shares pursuant to the tender offer will reduce the number of Homestead shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Homestead shares held by the public. The purchase of Homestead shares pursuant to the tender offer can also be expected to reduce the number of holders of Homestead shares.

   Stock Quotation. Depending upon the number of Homestead shares purchased pursuant to the tender offer, the Homestead shares may no longer meet the requirements of the New York Stock Exchange for continued listing on the New York Stock Exchange. According to the New York Stock Exchange's published guidelines, the New York Stock Exchange would consider delisting the Homestead shares if, among other things (a) the number of record holders of 100 or more Homestead shares should fall below 1,200; (b) the number of publicly held shares (exclusive of holdings of Security Capital and Purchaser and any other subsidiaries or affiliates of Security Capital and of officers or directors of Homestead or their immediate families or other concentrated holdings of 10% or more ("Excluded Holdings")) should fall below 600,000; or (c) the aggregate market value of such publicly held Homestead shares (exclusive of Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of shares pursuant to the Offer or otherwise, the Homestead shares no longer meet the requirements of the New York Stock Exchange for continued listing and the listing of the Homestead shares is discontinued, the market for the Homestead shares could be adversely affected.

   If the New York Stock Exchange were to delist the Homestead shares, it is possible that the Homestead shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Homestead shares and the availability of such quotations would, however, depend upon such factors as the number of holders of Homestead shares remaining at such time, the interest in maintaining a market in Homestead shares on the part of securities firms, the possible termination of registration of the Homestead shares under the Securities Exchange Act, as described below, and other factors. We cannot predict whether the reduction in the number of Homestead shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Homestead shares or whether it would cause future market prices to be higher or lower than the Offer Price.

   Securities Exchange Act Registration. The Homestead shares are currently registered under the Securities Exchange Act. The purchase of the Homestead shares pursuant to the tender offer may result in the Homestead shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Homestead shares may be terminated upon application by Homestead to the SEC if the Homestead shares are not listed on a "national securities exchange" or the Nasdaq Stock Market and there are fewer than 300 record holders of Homestead shares. Termination of registration of the Homestead shares under the Securities Exchange Act would substantially reduce the information that Homestead is required to furnish to its stockholders and the SEC, and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Homestead. If the Homestead shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 under the Securities Exchange Act with respect to "going private" transactions would no longer be applicable to Homestead. In addition, the ability of "affiliates" of Homestead and persons holding "restricted securities" of Homestead to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Homestead shares under the Securities Exchange Act were terminated, the Homestead shares would no longer be "margin securities" or eligible for stock exchange listing or reporting on the Nasdaq Stock Market. We believe that the purchase of the Homestead shares pursuant to the tender offer may result in the Homestead shares becoming eligible for deregistration under the Securities Exchange Act.

   If registration of the Homestead shares is not terminated prior to the merger, then the registration of the Homestead shares under the Securities Exchange Act and the quotation of the Homestead shares on the NYSE will be terminated following the completion of the merger.

   Margin Regulations. The Homestead shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Homestead shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors, such as the number of record holders of the Homestead shares and the number and market value of publicly held Homestead shares, following the purchase of Homestead shares pursuant to the tender offer, the Homestead shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers.

7. Information Concerning Homestead

   According to Homestead's Form 10-K for the fiscal year ending December 31, 1999, Homestead's principal executive offices are located at 2100 RiverEdge Parkway, 9th Floor Atlanta, Georgia 30328, and Homestead's telephone number is
(770) 303-2200.

   The following description of Homestead and its business has been taken from Homestead's Form 10-K for the fiscal year ended December 31, 1999, and is qualified in its entirety by reference to such report. Homestead Village operates 136 moderately priced, extended stay lodging properties under the Homestead Village(R) trademark in selected markets in the United States. Homestead's strategy has been to identify markets that demonstrate strong demographics and to provide extended stay customers with a consistently high standard of service and value-conscious pricing. Homestead offers a carefully designed, custom-built product targeted primarily at the business traveler on temporary assignment, undergoing relocation or in training. Homestead properties, which have all been developed by Homestead, are designed to offer locations with convenient access to major employment centers and retail support services, and a residential environment that is attractive, well landscaped and secure.

   The selected financial information of Homestead and its consolidated subsidiaries set forth below has been excerpted and derived from Homestead's Form 10-K for the fiscal year ending December 31, 1999 and the First Quarter Press Release. More comprehensive financial and other information is included in that report (including management's discussion and analysis of financial condition and results of operations), release, and in other reports and documents filed by Homestead with the SEC. The financial information set forth below is qualified in its entirety by reference to the reports and documents filed by Homestead with the SEC and the financial statements and related notes that they contain. You can examine these reports and other documents and obtain copies of them in the manner set forth below.

                              Balance Sheet Data
                    (In thousands, except per share amount)

                                                         As at        As at
                                                      December 31, December 31,
                                                          1999         1998
                                                      ------------ ------------
Current assets.......................................  $   28,335   $   20,887
Noncurrent assets....................................   1,105,105    1,197,504
Current liabilities..................................     166,752      530,968
Noncurrent liabilities...............................     358,351      229,398
Book value per share.................................        5.07        11.97

                             Income Statement Data
                    (In thousands, except per share amount)

                                        Three Months
                                           Ended      Year Ended   Year Ended
                                         March 31,   December 31, December 31,
                                            2000         1999         1998
                                        ------------ ------------ ------------
Income (loss) from continuing
 operations before extraordinary
 items.................................    $6,573      $(63,208)    $ (3,889)
Net Income (loss)......................     8,495       (71,589)     (29,233)
Income per common share -- basic.......       .07         (0.82)       (0.78)
Income per common share -- diluted*....       .07         (0.82)       (0.78)

--------
* Basic per share results are presented where diluted calculations produce anti-dilutive results.

   Homestead files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Homestead's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site maintained by SEC at http://www.sec.gov.

   Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this tender offer to Purchase with respect to Homestead or any of its subsidiaries or affiliates or for any failure by Homestead to disclose events that may have occurred or may affect the significance or accuracy of any such information.

   Homestead Projections. Homestead management regularly prepares projections of Homestead's operating performance in the course of budgeting. Homestead routinely shares these projections with Security Capital. As reflected in these projections, in March 2000, Homestead management expected Homestead's EBDADT (earnings before depreciation, amortization and deferred taxes) for 2000, 2001 and 2002 to be $68 million, $72 million and $77 million, respectively; net income for 2000, 2001 and 2002 to be $24 million, $27 million and $31 million, respectively; and earnings per share for 2000, 2001 and 2002 to be $.20, $.23 and $.26, respectively. Homestead did not prepare these projections with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The projections are included in this offer to purchase only because Homestead provided them to us. Neither we nor Homestead, nor either of our respective financial advisors nor the Dealer Manager can be certain that future results or actual values will not differ materially from the estimates. Although presented with numerical specificity, Homestead's projections are based upon a variety of assumptions relating to the business of Homestead which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of us and Homestead. There can be no assurance that Homestead's projections will be realized, and actual results may vary materially from those shown.

8. Information Concerning Security Capital and Purchaser

   Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its businesses through two divisions: the Capital Division, which invests in high-growth real estate operating companies, and the Financial Services Division, which provides capital markets and capital management services primarily to Security Capital and its affiliates. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

   Security Capital's principal executive offices are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501, and its telephone number is (505) 982-9292. Security Capital beneficially owns 104,471,674 Homestead shares, which is approximately 87% of the outstanding Homestead shares. This percentage amount is based upon the number of Homestead shares outstanding as of April 28, 2000, as represented to us by Homestead in the merger agreement.

   Purchaser's principal executive offices are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501, and its telephone number is (505) 982-9292. Purchaser is a newly formed Maryland corporation and an indirect wholly owned subsidiary of Security Capital. Purchaser has not conducted any business other than in connection with the tender offer and the merger.

   The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Security Capital and Purchaser are set forth in Schedule I to this offer to purchase.

   None of Security Capital, Purchaser or, to the best knowledge of Security Capital and Purchaser, any of the persons listed in Schedule I to this offer to purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.

   Except as set forth elsewhere in this offer to purchase, Schedule I or
Schedule II to this offer to purchase: (a) neither we nor, to our knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Homestead shares or any other equity securities of Homestead; (b) neither we nor, to our knowledge, any of the individuals or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Homestead shares or any other equity securities of Homestead during the past 60 days; (c) neither we nor, to our knowledge, any of the persons listed in Schedule I to this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Homestead (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in

Schedule I, on the one hand, and Homestead or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I, on the one hand, and Homestead or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

 Transactions with Homestead within the Last Two Years

   On January 15, 1998, Security Capital purchased 8,429,225 Homestead shares at a price of $15 per Homestead share or a total of $126,438,375. That purchase was made in connection with a subscription rights offering by Homestead and on the same terms and at the same time as made available to other shareholders and investors. In connection with that offering, Homestead paid a fee of $1,564,026 to Security Capital Markets Group Incorporated, a wholly-owned subsidiary of Security Capital, for its services as placement agent for the Homestead shares being sold, and also reimbursed Security Capital Markets Group Incorporated for approximately $45,000 of out-of-pocket expenses incurred in connection with the transaction.

   On June 15, 1998, Homestead entered into a credit facility with Commerzbank AG, New York Branch ("AG"), which had a maximum principal amount of $200 million (the "Bridge Facility"). The line was secured by a subscription agreement with Security Capital for the purchase of up to $200 million of convertible subordinated debentures. The subscription obligation was terminated upon the completion of a subscription rights offering by Homestead in May 1999, as described below, and the repayment of all amounts owed under the Bridge Facility on May 28, 1999 with the proceeds of the subscription rights offering. Homestead paid an arrangement fee to Security Capital of $600,000 for Security Capital's entering into the subscription agreement.

   In July 1998, Homestead entered into a mortgage loan purchase agreement with Security Capital Atlantic Incorporated Atlantic ("Atlantic"), an affiliate of Security Capital, and Merrill Lynch Mortgage Capital Inc. ("MLMC"), under which the $98 million of Homestead convertible notes held by Atlantic were modified to, among other things, eliminate their convertibility feature in exchange for a payment of $21.4 million from Homestead to Atlantic. The amount paid to Atlantic was based on trailing market prices of Homestead shares at the time the agreement was entered into, which exceeded the conversion price of the convertible mortgage notes at that date. The elimination of the conversion option attached to the mortgage notes reduced Homestead's contingently issuable shares of common stock by approximately 8.5 million shares. Homestead funded the payment with the proceeds received from the sale of $24 million of 7.5% convertible subordinated debentures. Also pursuant to the mortgage loan purchase agreement, Atlantic sold the amended notes to MLMC for $98 million. In August 1998, Homestead converted the $98 million of mortgage notes and the $24 million of 7.5% convertible subordinated debentures into a $122 million mortgage note of a newly formed special purpose subsidiary of Homestead. The note was collateralized by 26 Homestead properties which were formerly collateral for the Atlantic notes. The $122 million mortgage note had a maturity date of June 30, 1999, and provided for interest-only monthly payments of LIBOR plus 1.70% through September 30, 1998, LIBOR plus 2.0% through November 30, 1998, and LIBOR plus 2.25% thereafter. MLMC had the right to extend the maturity of the mortgage note. Homestead has repaid and discharged the mortgage note with the proceeds of a sale leaseback transaction consummated in February 1999, under the terms of which Homestead sold 18 of the properties that were the collateral for the note payable to MLMC, and leased the properties from Purchaser.

   In May 1999, Homestead completed a rights offering for $225 million Homestead shares. Security Capital purchased 77,749,220 Homestead shares at $2.75 per share in the rights offering on the same terms and at the same price as all other investors. Security Capital's participation in the rights offering satisfied Security Capital's obligations under the subscription agreement. The rights offering was originally scheduled to close by the end of April but was rescheduled to expire on May 21, 1999, and closed on May 28, 1999. In connection with the rescheduling, Security Capital agreed to provide Homestead with a $25 million line of credit. Homestead paid Security Capital a $31,944 arrangement fee for the line of credit.

   Homestead owes convertible mortgage notes to Archstone in the amount of $221,333,620 (the "Convertible Notes"). The notes were funded pursuant to a mortgage funding commitment agreement to finance the development of properties acquired by Homestead from Archstone in 1996. The notes are collateralized by 54 Homestead properties with a historical cost of $359.3 million. The notes accrue interest at 9.0% on the principal amount, and require interest-only payments every six months on May 28 and November 28. The notes are due October 31, 2006, and are callable on or after May 28, 2001. The notes are convertible, at the option of the holder, into 21,191,262 shares of Homestead common stock as a current conversion ratio equal to one share for every approximate $10.44 of principal amount outstanding. Archstone made its last funding in May 1998 and has no further funding commitment.

9. The Merger Agreement and the Merger

   The Merger Agreement. The following summary description of the merger agreement is qualified in its entirety by reference to the agreement itself, which we have filed as Exhibit (d)(1) to the Schedule TO that we have filed with the SEC. You may examine and copy the Schedule TO as set forth in Section 7, except that it will not be available at the regional offices of the SEC.

   The Tender Offer. The merger agreement provides for the tender offer by Purchaser under the terms described in Section 1.

   The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the merger, Homestead and Purchaser will take actions to make the merger effective. As a result of the merger, the separate corporate existence of Purchaser will cease and Homestead will continue as the surviving corporation. At the time the merger becomes effective (the "Effective Time"), each Homestead share issued and outstanding immediately prior to the Effective Time (other than any Homestead shares held by Security Capital or any wholly owned subsidiary of Security Capital, by Homestead or by any wholly owned subsidiary of Homestead, which Homestead shares will remain outstanding, and any Homestead shares held by stockholders, if any, who have appraisal rights and who shall have properly demanded and perfected appraisal rights under Maryland law) will be canceled and retired and will be converted into the right to receive the tender offer price, without interest thereon. At the Effective Time, shares of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into Homestead shares.

   The directors of Homestead immediately prior to the Effective Time will be the initial directors of Homestead and the officers of Homestead immediately before the Effective Time will remain as officers of Homestead after the Effective Time. At the Effective Time, the charter of Homestead will continue to be the charter of Homestead, and the bylaws of Homestead will continue to be the bylaws of Homestead.

   If required by law in order to consummate the merger, Homestead will (a) prepare and file with the SEC a preliminary proxy statement relating to the merger agreement, (b) use reasonable best efforts to have it cleared by the SEC and to cause a definitive proxy statement to be mailed to Homestead stockholders, and (c) convene a special meeting of Homestead stockholders for the purpose of considering and taking action upon the merger agreement.

   Notwithstanding the foregoing, if Purchaser acquires pursuant to the tender offer such number of Homestead shares that, when aggregated with the Homestead shares Security Capital already beneficially owns, represents at least 90% of the outstanding Homestead shares, the parties to the merger agreement will take all necessary and appropriate actions to cause the merger to become effective as soon as practicable after the acceptance for payment of and payment for the Homestead shares by Purchaser pursuant to the tender offer without a meeting of Homestead stockholders, in accordance with, and to the extent permitted by the Maryland General Corporation Law (the "MGCL").

   Maryland law requires that notice of the merger be given to each minority stockholder of Homestead as of a date fixed by the Homested Board which is not more than 10 days before the date the notice is given. Accordingly, the Notice of Merger of Purchaser into Homestead is included with this offer to purchase.

   Stock Options and Replacement Awards. Prior to the completion of the tender offer, the Homestead Board (or, if appropriate, any committee thereof) will take all actions necessary to provide for the adjustment, at the Effective Time, of all outstanding stock options (the "Stock Options") that have been granted under any stock option plan of Homestead (the "Stock Plans").

   In connection with the adjustment of the Stock Options, holders of Stock Options will not receive any payment and all Stock Options granted as of the Effective Time will no longer be exercisable for shares of Homestead, but rather will be exercisable for a cash payment equal to the appraised value of the Homestead shares.

   Representations and Warranties. Homestead has made customary representations and warranties to Security Capital and Purchaser in the merger agreement with respect to:

  .  organization, qualification and         .  absence of undisclosed
     subsidiaries                               liabilities


  .  capitalization                          .  litigation


  .  authority                               .  brokers


  .  information to be included in the       .  opinion of the financial
     proxy statement and other                  advisor to the Homestead
     documents                                  special committee


  .  consents and approvals                  .  material contracts

  .  absence of defaults

   Security Capital and Purchaser made customary representations and warranties to Homestead with respect to:

  .  organization and qualification          .  financing


  .  authority                               .  ownership of Homestead shares


  .  consents and approvals                  .  conduct of business of
                                                Purchaser

  .  information to be included in the
     proxy statement and other
     documents

   Covenants. The merger agreement obligates Homestead and its subsidiaries, from the date of the merger agreement until the Effective Time, to conduct their businesses in the ordinary course consistent with past practice and consistent with the terms of the Investor Agreement dated as of October 17, 1996 between Homestead and Security Capital, as amended. The merger agreement also obligates Homestead and its subsidiaries to use their reasonable best efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve their business relationships.

   Acquisition Proposals. Under the merger agreement, Homestead must promptly advise Security Capital of the receipt of any inquiries, discussions, negotiations or proposals relating to an acquisition proposal, such as (a) a merger, liquidation, recapitalization, consolidation or other business combination involving Homestead or its subsidiaries, or (b) the acquisition of more than 5% of the issued and outstanding Homestead stock or any material portion of the assets of Homestead or its subsidiaries. Homestead must identify for Security Capital the offeror and the terms of any acquisition proposal and must promptly advise Security Capital of any material development relating to such proposal, including the results of any discussions or negotiations. Neither Homestead nor any of its subsidiaries may provide any non-public information to any third party (other than Security Capital, Purchaser or any of their respective affiliates or advisors) without having entered into a customary confidentiality agreement with respect to such information.

   Other Actions. Under the merger agreement, Homestead, Security Capital and Purchaser shall not, and shall use commercially reasonable efforts to cause their respective subsidiaries not to, take any action that would result in (a) any representation and warranties of such party (without giving effect to any "knowledge" qualification) set forth in the merger agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties (without giving effect to any "knowledge" qualification) that are not so qualified becoming untrue in any material respect, or (c) any of the conditions to the Offer, as described in Section 12, or the Merger, as described below, not being satisfied.

   Access to Information. From May 2, 2000 through the consummation of the Offer and/or the Effective Time, Homestead will give Security Capital and Purchaser and their authorized representatives reasonable access to all employees, hotels, offices, and other facilities and properties and to all books and records of Homestead and its subsidiaries, will permit Purchaser to make such inspections as Purchaser shall reasonably request and will cause Homestead's officers and those of its subsidiaries to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of Homestead and any of its Subsidiaries as Purchaser may from time to time reasonably request. Homestead shall furnish promptly to Security Capital and Purchaser a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws.

   Efforts. Upon the terms and conditions contained in the merger agreement, Security Capital, Purchaser and Homestead have agreed to use their reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable, including, but not limited to, (a) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or governmental entity, (b) the satisfaction of the conditions to the consummation of the tender offer or the merger, and (c) contesting any legal proceeding challenging the Merger, and (d) the execution of any additional instruments, including the Articles of Merger, necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of the merger agreement and the applicable provision of the MGCL, Security Capital, Homestead and Purchaser have agreed to use reasonable best efforts to cause the Effective Time to occur as soon as practicable after the stockholder vote, if any, with respect to the Merger. In case at any time after the Effective Time any further action is necessary to carry out the purposes of the merger agreement, the proper officers and directors of each party shall use reasonable best efforts to take all such necessary action.

   The parties to the merger must promptly consult with one another and provide any necessary information with respect to all filings with any governmental entity, and must otherwise cooperate in responding to governmental entities.

   Consents. Security Capital, Purchaser and Homestead will use all reasonable efforts to obtain consents of all third parties and governmental entities necessary, proper or advisable for the completion of the transactions contemplated by the merger agreement.

   Public Announcements. Security Capital, Purchaser and Homestead have agreed to consult with one another before issuing any press release or other public statements with respect to the tender offer or the merger, and each has agreed not to issue any such press release or make any such public statement prior to consultation, except as may be required by law or in accordance with any listing agreement that they may have with any national securities exchange.

   Employee Benefit Plans. Subject to the following paragraph, Purchaser, Homestead and its subsidiaries will honor, without modification, all contracts, agreements and other commitments of the parties prior to the date of the merger agreement that apply to any current or former employee or current or former director of Homestead or its subsidiaries. However, this undertaking will not prevent Security Capital, Purchaser or Homestead or its subsidiaries from enforcing or complying with any of these commitments in accordance with its terms, including exercising any right permitted thereunder or under applicable law to amend, modify, suspend, revoke or terminate any such commitment in whole or in part. Any workforce reductions carried out following the Effective Time by Security Capital, Homestead or any of its subsidiaries with respect to employees of Homestead and its subsidiaries shall be carried out in accordance with all laws and regulations governing the employment relationship and termination thereof, including the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder and any analogous state or local law.

   Each of Homestead's employee benefit plans in effect as of the date of the merger agreement will be maintained with respect to the employees or former employees of Homestead and its subsidiaries who are covered by any such Homestead employee benefit plan immediately prior to the Effective Time (the "Affiliated Employees") until Security Capital, Purchaser or Homestead or its subsidiaries otherwise determines after the Effective Time. However, the merger agreement does not limit any right contained in any such Homestead employee benefit plan or under applicable law to amend, modify, suspend, revoke or terminate any such Homestead employee benefit plan. Nonetheless, for a period of not less than one year following the Effective Time, Security Capital, Purchaser, Homestead or their respective subsidiaries will cause the Affiliated Employees to be provided with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Security Capital and its affiliates. Without limiting the foregoing, with respect to any benefit plan established to replace any Homestead employee benefit plan (each such plan, a "New Plan"), each participant in any such company employee benefit plan shall receive credit for purposes of eligibility to participate and vesting under such New Plan for service credited for the corresponding purpose under such Homestead employee benefit plan. Such crediting of service, however, will not operate to duplicate any benefit to any such participant or the funding for any such benefit or cause any such Homestead employee benefit plan or New Plan to fail to comply with the applicable provisions of the Internal Revenue Code or the Employee Retirement Income Security Act of 1974, as amended.

   With respect to any New Plan that is a welfare benefit plan, other than limitations, exclusions or waiting periods that are already in effect with respect to Affiliated Employees and that have not been satisfied as of the Effective Time, such New Plan shall waive all limitations to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements and provide each Affiliated Employee with full credit for co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements applicable to the same calendar year under such New Plan.

   Indemnification; Directors' and Officers' Insurance. Security Capital, Purchaser and Homestead have agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Homestead and its subsidiaries in effect as of the date of the merger agreement with respect to matters occurring prior to the Effective Time shall survive the Effective Time and shall continue in full force and effect, and no action shall be taken by Homestead during the six year period beginning on the last to occur of any of the transactions contemplated in the merger agreement if such action could reasonably be expected to materially reduce any such rights to indemnification or exculpation. To the maximum extent permitted by law, such indemnification shall be mandatory rather than permissive, and Homestead shall advance expenses in connection with such indemnification.

   Purchaser shall cause Homestead to maintain in effect for not less than six years from the consummation of the last to occur of any of the transactions contemplated by the merger agreement, the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by Homestead (provided that Homestead may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the last to occur of any of the transactions contemplated in the merger agreement to the extent available; provided that in no event shall Homestead be required to expend more than an amount per year equal to 150% of the current annual premiums paid by Homestead (the "Premium Amount") to maintain or procure insurance coverage pursuant to the terms of the merger agreement, and provided, further, that, if Homestead is unable to obtain such insurance described in the merger agreement, Homestead will obtain as much comparable insurance as is available for the Premium Amount per year.

   Notification of Certain Matters. The parties to the merger agreement agreed to notify one another promptly of any of the following:

  . any fact that would be reasonably likely to cause (a) any representation or warranty to be untrue or inaccurate in any material respect, or (b) any covenant, condition or agreement not to be complied with or satisfied in any material respect; and

  . any failure to comply with or satisfy any covenant, condition or agreement.

   State Takeover Laws. Upon Purchaser's request, Homestead will take all reasonable steps to assist in any challenge by Purchaser to the validity or applicability of any state takeover law to any transaction contemplated by the merger agreement.

   Stockholder Litigation. Homestead will give Security Capital reasonable opportunity to participate in the defense of any stockholder litigation against Homestead or its officers and directors relating to the transactions contemplated by the merger agreement.

   Conditions to Consummation of the Merger. Pursuant to the merger agreement, the obligations of Security Capital, Purchaser and Homestead to consummate the merger are subject to the satisfaction of each of the following conditions:

  . Purchaser will have accepted for payment Homestead shares pursuant to the tender offer in accordance with the terms of the tender offer;

  . no law or ruling of any court of competent jurisdiction or any governmental entity will have restrained, enjoined or prohibited the consummation of the merger, and there shall not be any statute, rule or regulation that prevents the completion of the merger or has the effect of making the purchase of Homestead shares illegal; and

  . the merger agreement shall have been approved by the affirmative vote of the Homestead stockholders, if required by MGCL, and in the event that such vote is not required, the applicable notice requirement shall have expired.

   Termination. The merger agreement may be terminated and the tender offer and the merger may be abandoned at any time prior to the Effective Time, even after any approval by Homestead stockholders:

     1) by the mutual written consent of Security Capital and Homestead;

     2) by Security Capital or Homestead if any law or any final and non-appealable ruling of a court of competent jurisdiction or governmental entity has restrained, enjoined or prohibited the consummation of the merger, or there exists any statute, rule or regulation that permanently prevents the consummation of the merger or has the effect of making the purchase of Homestead shares illegal; provided that the party terminating the agreement shall have used all commercially reasonable efforts to have any such ruling vacated;

     3) by Security Capital or Homestead if the Effective Time has not occurred by November 2, 2000;

     4) by Security Capital if, due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the tender offer as described in Section 12, Purchaser shall have (a) failed to commence the tender offer within the time prescribed by the merger agreement, (b) terminated the tender offer without having accepted any Homestead shares for payment thereunder, or (c) failed to pay for Homestead shares pursuant to the tender offer by September 2, 2000, unless the failure to satisfy any of the conditions to the tender offer has been caused by a material breach of any of Security Capital's or Purchaser's representations, warranties or covenants;

     5) by Homestead if Purchaser shall have (a) failed to commence the tender offer within the time period prescribed by the merger agreement, (b) terminated the tender offer without having accepted any Homestead shares for payment or (c) failed to pay for Homestead shares pursuant to the tender offer by September 2, 2000, unless, the failure to satisfy any of the conditions to the tender offer to commence the tender offer or pay for the Homestead shares has been caused by a material breach of any of Homestead's representations, warranties or covenants;

     6) by Homestead if, before Purchaser acquires any Homestead shares in the tender offer, the Homestead special committee recommends another offer or an agreement with a third party to effect an acquisition proposal (as described above) with terms that the Homestead special committee has determined in good faith (a) based upon the advice of a nationally recognized investment banker to be more favorable to Homestead and Homestead stockholders (other than Security Capital and Purchaser) than the tender offer and the merger, and (b) after consultation with counsel for the special committee that failure to terminate the merger agreement would be inconsistent with the fiduciary duties of the special committee under applicable law;

     7) by Security Capital if the Homestead special committee (a) shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the tender offer, the merger agreement or the merger, (b) shall have approved or recommended another offer or an agreement to effect a proposal made by a third party to effect an acquisition proposal, or (c) shall have resolved to effect any of the foregoing; or

     8) by Security Capital or Homestead in the event of any of (a) a material breach by the other party of any representation or warranty contained in the merger agreement if the breach cannot be or has not been cured within 20 business days after the giving of written notice, (b) a material breach by the other party of any of the obligations or agreements contained in the merger agreement if the breach cannot be or has not been cured within 20 business days after the giving of written notice to the breaching party of such breach, or (c) Homestead has incurred a Material Adverse Effect (as defined in the merger agreement) (in which case Security Capital may terminate the merger agreement) or Security Capital has incurred a Material Adverse Effect (as defined in the merger agreement) (in which case Homestead may terminate the merger agreement).

   Effect of Termination. If Security Capital, Purchaser or Homestead terminates the merger agreement, it will become void and have no effect, except that in the event of any termination pursuant to paragaphs 6 or 7 under Termination above, Homestead will pay Security Capital's and Purchaser's expenses, and in the event of any other termination, each party will bear its own expenses. No party, and none of its directors, officers or shareholders, will have any liability, except as may arise from the breach of the merger agreement.

   Amendment. Security Capital, Purchaser and Homestead may amend the merger agreement by mutual written consent at any time before the Effective Time. However, if Homestead stockholders have approved the merger agreement, thereafter no amendment that requires their approval under applicable laws can be made without their approval.

   Waiver. At any time before the Effective Time, any party to the merger agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party, or (c) waive compliance by the other party with any of the agreements or conditions. Any agreement to any extension or waiver will be valid only if set forth in a signed, written instrument. The failure of any party to assert any of its rights under the merger agreement will not constitute a waiver of its rights.

   Statutory Requirements. In general, under the MGCL, a merger of two Maryland corporations requires (a) the Board of Directors of each of the corporations desiring to merge to adopt a resolution declaring that the merger is advisable on substantially the terms and conditions referred to in the resolution and directing that the merger be submitted for stockholder approval and (b) the stockholders of each corporation to approve the merger. The stockholders of a corporation can approve a merger with the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on such merger. According to Homestead's charter, the Homestead shares are the only securities of Homestead that entitle the holders thereof to voting rights.

   The MGCL also provides that, if a Security Capital company owns at least 90% of each class of stock of a subsidiary which is entitled to vote on the merger, the Security Capital company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the tender offer or otherwise, Purchaser has the voting power of at least 90% of the Homestead shares, Purchaser could, and intends to, effect the merger without any further action by, any other Homestead stockholder.

   Effects of Inability to Consummate the Merger. Pursuant to the merger agreement, following the completion of the tender offer and subject to certain other conditions, Purchaser will be merged with Homestead. If, following the tender offer, Maryland law requires the approval of Homestead stockholders in order to complete the merger, Homestead will submit the merger to Homestead stockholders for approval. There can be no assurance that all other conditions to the merger (as described in Section 9) will be satisfied. Therefore, it is possible that the merger will not be completed.

   If the merger is completed, Homestead stockholders that elected not to tender their Homestead shares in the tender offer will receive the same amount of consideration in exchange for each Homestead share as they would have received in the tender offer.

   Security Capital already controls approximately 87% of the outstanding Homestead shares. If the merger is not consummated, Homestead stockholders, other than those affiliated with Security Capital, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval. If, for any reason, the merger is not completed, Security Capital reserves the right (a) to acquire additional Homestead shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the tender offer, or (b) subject to any applicable legal restrictions, to dispose of any or all Homestead shares controlled by Security Capital.

   Appraisal Rights. No appraisal rights are available under the MGCL in connection with the tender offer. Additionally, no appraisal rights are available under the MGCL in connection with the merger provided that the shares of Homestead continue to be listed on the New York Stock Exchange or any other national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (i) as of the date of the Notice of Merger in the event that Purchaser holds 90% or more of the outstanding voting stock of Homestead or (ii) as of the record date for determining stockholders entitled to vote on the merger in the event that a meeting of the stockholders of Homestead is required to approve the merger. Homestead has set a record date of May 4, 2000 for the giving of notice of the Merger and has included a Notice of Merger in the tender offer materials being mailed to all Homestead shareholders As of the date of the Notice of Merger, Homestead shares continue to be listed on the New York Stock Exchange.

   In the event that Purchaser holds 90% or less of the outstanding voting stock of Homestead as of the giving of notice of merger and the Homestead shares are delisted from the New York Stock Exchange and are not relisted on any other national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. as of the date of the giving of notice of the merger, Homestead stockholders will be entitled to appraisal rights under the MGCL in connection with the merger.

   Statutory Procedures for Exercising Appraisal Rights. If appraisal rights are available under the MGCL, with respect to the merger a Homestead stockholder will be entitled to demand and receive payment of the fair value of its shares instead of receiving the cash consideration of $4.10 per share. A Homestead stockholder who wants to receive fair value for its shares must follow specific procedures. The shareholder must:

  . within 30 days after the giving of the Notice of Merger file with Homestead a written objection to the merger of Purchaser into Homestead;

  .  not vote in favor of the merger; and

  . make written demand on Homestead within 20 days after the articles of merger evidencing the merger of Purchaser with and into Homestead (the "Articles of Merger") have been accepted for record by the State Department of Assessments and Taxation of Maryland (the "SDAT").

   Any stockholder who fails to comply with the requirements described above will be bound by the terms of the merger.

   Homestead is required to promptly notify each objecting stockholder in writing of the date of acceptance of the Articles of Merger for record by the SDAT, and may send a written offer to each objecting stockholder to pay for its shares at what Homestead considers to be the fair value of the shares. Within 50 days after the SDAT accepts the Articles of Merger for record, either Homestead or any objecting stockholder who has not received payment for its shares may petition a court of equity in the appropriate county in Maryland for an appraisal to determine the fair value of the shares.

   Homestead does not presently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Homestead will either file such a petition or initiate any negotiations with respect to the fair value of any shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in the MGCL.

   If the court finds that an objecting stockholder is entitled to an appraisal of its shares, the court is required to appoint three disinterested appraisers to determine the fair value of the shares on terms and conditions the court determines proper. The appraisers must, within 60 days after appointment (or such longer period as the court may direct), file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the shares.

   If appraisal rights are available, "fair value" would be determined as of the close of business on the day the Notice of Merger is given and may not include any appreciation or depreciation which directly or indirectly results from the merger or from its proposal.

   Within 15 days after the filing of the report, any party may object to such report and request a hearing on it. The court must, upon motion of any party, enter an order either confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment against the successor (which would be Homestead if appraisal rights are available) for the appraised value of the shares. If the appraisers' report is rejected, the court may determine the fair value of the shares of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date of the special meeting of Homestead stockholders. Costs of the proceeding must be determined by the court and may be assessed against Homestead or, under certain circumstances, the objecting stockholder, or both.

   At any time after the filing of a petition for appraisal, the court may require objecting stockholders to submit their certificates representing the shares to the clerk of the court for notation of the pendency of the appraisal proceeding.

   A stockholder demanding payment for shares has no right to receive any dividends or distributions payable to stockholders of record after the close of business on the date the Notice of Merger is given, and shall cease to have any rights as a stockholder of Homestead with respect to such shares except the right to receive payment of the fair value thereof.

   The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the substantive rights of, or the procedures to be followed by, stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Sections 3-201 through 3-213 of the MGCL, which are attached as Exhibit (f) of the Schedule TO.

   The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the MGCL.

   Plans for Homestead. If Security Capital acquires 100% control of Homestead, it is Security Capital's present intent to operate Homestead as a subsidiary under Homestead's current name. In addition, Security Capital may elect individuals to the Homestead Board of Directors as needed if there are vacancies on the Homestead Board of Directors. Security Capital also reserves the right to replace current Homestead board members. In addition, Security Capital reserves the right to make recommendations to the Homestead Board of Directors to elect individuals to fill vacant senior management positions that may exist at Homestead from time to time.

   Homestead has five remaining undeveloped sites which are held for sale. Security Capital intends to continue its efforts to sell those properties.

   As described above, Homestead has received a proposal with respect to the sale of 29 of its developed properties. While Security Capital has no present plans to accept this proposal, Security Capital will review and consider the proposal. See "SPECIAL FACTORS -- Background of the Tender Offer and the Merger".

   Security Capital will conduct a further review of Homestead and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, Security Capital will determine what actions or further changes, if any, would be desirable in light of the circumstances that then exist, and reserves the right to effect such actions or changes. Security Capital's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of Homestead or its subsidiaries, actions by Homestead or its subsidiaries, and other factors.

 Provisions for Unaffiliated Stockholders.

   Security Capital will not grant Homestead stockholders that are unaffiliated with Security Capital access to the corporate files of Security Capital. Security Capital will not provide unaffiliated Homestead stockholders with counsel or appraisal services at the expense of Security Capital.

10. Source and Amount of Funds

   Purchaser estimates that the total amount of funds required to purchase all outstanding Homestead shares pursuant to the tender offer and to pay related fees and expenses will be approximately $66.7 million. The funds necessary to purchase Homestead shares pursuant to the tender offer will be derived from Security Capital's existing $470,000,000 unsecured revolving line of credit with Wells Fargo Bank, National Association, as agent for a group of lenders (the "Line of Credit"). Borrowings under the Line of Credit accrue interest at LIBOR plus a margin (1.30% as of December 31, 1999), based upon Security Capital's credit rating, or a Base Rate (defined as the higher of Wells Fargo prime rate or the Federal Funds rate plus .50%). The agreement is effective through April 6, 2002, with an option to renew for successive one-year periods with the approval of lenders. Commitment fees on the line range from 0.125% to 0.20% per annum based on the average unfunded line of credit balance. The line is guaranteed by SC Realty Incorporated ("SC Realty") and SC Realty Shares Limited, each of which is a wholly owned subsidiary of Security Capital.

   Security Capital has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the tender offer and the merger (numbers in thousands):

             Legal.............................. 1,000
             Filing.............................    13
             Information Agent..................    15
             Depositary.........................    15
             Printing...........................    50
             Accounting.........................    10
             Other..............................   485

11. Dividends and Distributions

   Homestead may not, without the prior written consent of Security Capital, split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any of its securities.

12. Conditions of the Offer

   Notwithstanding any other provision of the tender offer, Purchaser is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for, and may delay the acceptance for payment of, any tendered Homestead shares and may terminate or, subject to the terms of the merger agreement, amend the tender offer, if at any time on or after execution of the merger agreement and before the acceptance for payment for Homestead shares, any of the following conditions exists or has occurred and remains in effect:

     (1) there is pending any material action by any governmental entity, or any law proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the tender offer (provided that Security Capital and Purchaser shall have used all commercially reasonable efforts to cause any such action or law to be vacated or lifted):

    . seeking to or which does prohibit or impose any material limitations on Security Capital's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of Homestead's or any of its subsidiaries' businesses,

    . seeking to or which does make the acceptance for payment of, or the payment for, some or all of the Homestead shares illegal or otherwise prohibiting, restricting or significantly delaying consummation of the tender offer or the merger or the performance of any of the other transactions contemplated by the merger agreement, or seeking to obtain from Homestead or Purchaser any damages that are material in Security Capital's view in relation to Homestead and its subsidiaries taken as a whole,

    . seeking to or which does impose material limitations on the ability of Purchaser, or render Purchaser unable, to acquire or hold or to exercise effectively all rights of ownership of the Homestead shares, including, the right to vote any Homestead shares purchased by Purchaser on all matters properly presented to Homestead stockholders, or effectively to control in any material respect in Security Capital's view the business, assets or operations of Homestead, its subsidiaries or Purchaser or any of their respective affiliates,

    . which otherwise would reasonably be expected to have a material adverse effect on Homestead; or

     (2) there has occurred any change that could reasonably be expected to constitute a material adverse effect on Homestead; or

     (3) there has occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. or the NASDAQ for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war or other international or national calamity, directly or indirectly, involving the United States, (D) any limitation whether or not mandated by any United States governmental authority or agency that would reasonably be expected to have a material adverse effect on either Security Capital or Purchaser and on the extension of credit by banks or other financial institutions,
  (E) from May 2, 2000 through the date of termination or expiration of the tender offer, a decline of at least 15% in the Standard & Poor's 500 Index for any one week period, or (F) in the case of any of the foregoing, existing at the date of the execution of the merger agreement, a material acceleration or worsening thereof; or

     (4) the merger agreement has been terminated in accordance with its terms; or

     (5) (A) the Homestead Board of Directors based on the recommendations of the Homestead special committee has withdrawn, changed or modified (including by amendment of Homestead's Solicitation/Recommendation Statement on Schedule 14D-9) in a manner adverse to Purchaser or Security Capital its approval or recommendation of the tender offer, the merger agreement or the merger or has recommended an acquisition proposal, or has adopted any resolution to effect any of the foregoing, (B) the Homestead special committee has recommended any proposal other than this agreement in respect of an acquisition proposal, (C) the Homestead special committee has continued discussions with any third party concerning an acquisition proposal for more than ten business days after the date of receipt of such acquisition proposal, or (D) an acquisition proposal that is publicly disclosed and that contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) has been commenced, publicly proposed or communicated to Homestead and the Homestead special committee has not rejected such proposal within ten business days of the earlier to occur of (i) Homestead's receipt of such acquisition proposal and (ii) the date such acquisition proposal first becomes publicly disclosed; or

     (6) the representations and warranties of Homestead set forth in the merger agreement are not true and correct as of the date of the merger agreement or on and as of the Expiration Date as though made on and as of the Expiration Date (except to the extent any such representation or warranty expressly speaks as of an earlier or different date, and except for changes contemplated or permitted by the terms hereof), except, in either case, where the failure of such representations and warranties to be so true and correct would not, in the aggregate, be reasonably likely to have a material adverse effect on Homestead; or

     (7) Homestead has not performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the Expiration Date.

   The foregoing conditions are for the sole benefit of Security Capital and Purchaser. Security Capital or Purchaser may assert the failure of any of the conditions regardless of the circumstances (other than any circumstance arising solely by any action or inaction by Security Capital or Purchaser) giving rise to any such failure. The conditions may be waived by Security Capital or Purchaser in whole or in part at any time. The failure by Security Capital or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time.

   A public announcement may be made of a material change in, or waiver of, such conditions. The tender offer may, in certain circumstances, be extended in connection with any such change or waiver.

   Purchaser acknowledges that the SEC believes that (a) if Purchaser is delayed in accepting the Homestead shares it must either extend the tender offer or terminate the tender offer and promptly return the Homestead shares, and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the tender offer, except with respect to most required regulatory approvals.

13. Legal Matters

   Except as set forth in this offer to purchase, based on our review of publicly available filings by Homestead with the SEC and other information regarding Homestead, we are not aware of any licenses or regulatory permits that appear to be material to the business of Homestead and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Homestead shares in the tender offer. In addition, we are not aware of any filings, approvals or other actions by or with any governmental entity or administrative or regulatory agency that would be required for our acquisition or ownership of the Homestead shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described under "-- Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions, or that adverse consequences might not result to Homestead's or its subsidiaries' businesses, or that certain parts of Homestead's, Security Capital's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Homestead shares in the tender offer. See "Introduction" and Section 12 for a description of the conditions to the tender offer.

   State Takeover Laws. A number of states (including Maryland, where Homestead is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the tender offer or the merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the United States Supreme Court, in Edgar v. Mite Corp., invalidated, on constitutional grounds, the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics

Corp. of America, the United States Supreme Court held that the State of Indiana could, as a matter of corporate law, and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Homestead Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with the tender offer or the merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the tender offer or the merger, and nothing in this tender offer to purchase nor any action that we take in connection with the tender offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the tender offer or the merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the tender offer or the merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Homestead shares tendered in the tender offer or be delayed in continuing or consummating the tender offer. In that case, we may not be obligated to accept for purchase, or pay for, any Homestead shares tendered. See Section 12.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, certain transaction may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, the acquisition of Homestead shares by Purchaser pursuant to the tender offer is not subject to these requirements because Security Capital and its affiliates currently own in excess of 50% of the outstanding Homestead shares.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Homestead shares by Purchaser pursuant to the tender offer. At any time before or after the purchase of Homestead shares pursuant to the tender offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Homestead shares pursuant to the tender offer or seeking the divestiture of Homestead shares purchased by Purchaser or the divestiture of substantial assets of Security Capital or its subsidiaries. Private parties and the state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Security Capital relating to the businesses in which Security Capital, Homestead, and their respective affiliates are engaged, Security Capital believes that the tender offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the tender offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

   Certain Litigation. Homestead, Security Capital and Homestead's directors have been named as defendants in four purported stockholder class actions. Three of these actions have been filed in the Circuit Court for Baltimore City, Maryland, and are captioned Earl Joseph Maisonneuve v. Eugene B. Vesell, et al., Robert Merritt v. Security Capital Group Incorporated, and Harold McClintock v. C. Ronald Blankenship, et al. One of these actions has been filed in the Circuit Court for Montgomery County, Maryland, and is captioned Aron Rubin v. Homestead Village, Inc., et al. The allegations in all four cases (the "Actions") are substantially similar, and each complaint in the Actions alleges that (a) the Security Capital proposal of $3.40 in cash per share was unfair, (b) Security Capital and the Homestead directors were breaching their duties to the stockholders of Homestead not affiliated with Security Capital in connection with the Homestead proposal, and (c) appropriate steps were not being taken to insure that the stockholders of Homestead not affiliated with Security Capital would receive fair value for their Homestead shares in any transaction that might occur. As relief, the complaints in the Actions sought, among other things, damages in an unspecified amount and rescission of the transaction, if effected. In addition, the action brought by Harold McClintock was also filed in a Georgia court and is captioned Harold McClintock v. C. Ronald Blankenship. The plaintiff has filed a motion to dismiss the Georgia action; however the court has not yet granted the motion.

   On May 2, 2000, as the result of negotiations between counsel for parties in the Actions, an agreement in principle was reached providing for the settlement of the Actions, subject to Court approval and the completion of the merger, among other things.

14. Fees and Expenses.

   Chase Securities Inc. is acting as the Dealer Manager in connection with the tender offer and has provided certain financial advisory services to Security Capital in connection with the tender offer and the merger. We will reimburse the Dealer Manager for reasonable out-of-pocket expenses. We have agreed to indemnify Chase Securities Inc. and its affiliates and certain other persons against certain liabilities and expenses in connection with its services as the Dealer Manager and financial advisor, including liabilities under the United States federal securities laws. At any time, the Dealer Manager and its affiliates may actively trade Homestead shares for its own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in Homestead shares.

   We have retained Georgeson Shareholder Communications, Inc. as Information Agent in connection with the tender offer. The Information Agent may contact holders of Homestead shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the tender offer to beneficial owners of Homestead shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the tender offer, including certain liabilities under the United States federal securities laws.

   In addition, we have retained EquiServe as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the tender offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the federal securities laws.

   Homestead has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the tender offer and the merger (numbers in thousands):

             Financial Advisor................. $1,500
             Legal.............................    250
             Other.............................    400

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Homestead shares pursuant to the tender offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

15. Miscellaneous.

   We are not aware of any jurisdiction in which the making of the tender offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the tender offer or the acceptance of Homestead shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the tender offer to, nor will we accept tenders from or on behalf of, the holders of Homestead shares in that state.

   We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the tender offer, and may file amendments to the Schedule TO. The Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 7 with respect to information concerning Homestead, except that copies will not be available at the regional offices of the SEC.

   We have not authorized any person to give any information or to make any representation on our behalf that is not contained in this offer to purchase or in the letter of transmittal and, if given or made, you should not rely on any such information or representation.

   Neither the delivery of the offer to purchase nor any purchase pursuant to the tender offer will, under any circumstances, create any implication that there has been no change in the affairs of Security Capital, Purchaser, Homestead or any of their respective subsidiaries since the date as of which information is furnished or the date of this offer to purchase.

   The matters discussed under the heading "Special Factors" and in Section 7 contain forward-looking statements that involve risks and uncertainties. Stockholders are cautioned that, in addition to the other factors set forth under the heading "Special Factors," the following factors may cause Homestead's actual financial performance to differ materially from those expressed in such forward-looking statements: (a) supply and demand for Homestead's products and services; (b) competitive pricing pressures; and (c) changes in industry laws and regulation.

                                          HSD Acquisition Corporation

May 9, 2000

                                  SCHEDULE I

      DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY CAPITAL AND PURCHASER

   Directors and executive officers of Security Capital. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Security Capital. Unless otherwise indicated below, each occupation set forth opposite each individual refers to employment with Security Capital. The business address of each such individual is c/o Security Capital, 125 Lincoln Avenue, Santa Fe, NM 87501. Unless otherwise indicated below, each such individual is a citizen of the United States of America.

          Name                                       Position
          ----                                       --------
C. Ronald Blankenship... Director, Vice Chairman and Chief Operating Officer since May
                         1998. He was Managing Director from 1991 to 1998. Prior to June
                         1997, he was Chairman of Archstone Communities Trust. He is a
                         Trustee of Archstone and City Center Retail Trust, and a
                         Director of BelmontCorp, Storage USA, Inc. and CarrAmerica
                         Realty Corporation. He is Interim Chairman, Chief Executive
                         Officer and a Director of Homestead since May 1999.

Samuel W. Bodman........ Director since 1990. Chairman and Chief Executive Officer of
                         Cabot Corporation since 1988. He is a Director of Cabot
                         Corporation, John Hancock Financial Services, Inc., Thermo
                         Electron Corp and Westvaco Corp.

Hermann Buerger......... Director since 1996. Executive Vice President of Commerzbank AG since 1988. He is a Director of Paging Network Incorporated and
                         United Dominion Industries. Mr. Buerger is a citizen of
                         Germany.

John P. Frazee, Jr...... Director since 1990. Director, Chairman and Chief Executive
                         Officer of Paging Network Incorporated since 1997, and
                         President from 1997 to 1999. He was formerly President and
                         Chief Operating Officer of Sprint Corporation. He is a Director
                         of Cable Satellite Public Affairs Network (C-SPAN), Vast
                         Wireless Solutions, Dean Foods Company, Cabot Microelectronics
                         Corporation and Homestead. Mr. Frazee is also Chairman and
                         Chief Executive Officer of Vast Wireless Solutions.

Cyrus F. Freidheim...... Director since 1990. Vice Chairman of Booz.Allen & Hamilton,
                         Inc., which he joined in 1966. He is a Director of Household
                         International Inc. and MicroAge, Inc.

H. Laurance Fuller...... Director since 1990. Former Co-Chairman and Director of BP
                         Amoco p.l.c. from 1999 until March 2000. Prior to 1999, he was
                         Chairman and Chief Executive Officer of Amoco Corporation. He
                         is a Director of Abbott Laboratories, Chase Manhattan
                         Corporation and Motorola, Inc.

Ray L. Hunt............. Director since 1990. Chairman and Chief Executive Officer of
                         Hunt Oil Company since 1976 and Chairman, Chief Executive
                         Officer and President of Hunt Consolidated Inc. He is a
                         Director of Halliburton Company, Electronic Data Systems
                         Corporation and PepsiCo, Inc.

John T. Kelley, III..... Director since 1990. Founding Officer and Advisory Trustee of
                         ProLogis Trust since 1993. He has been a Trustee of Archstone since 1988 and a Director of Regency Realty Corporation since
                         1999, prior to which he served as Chairman of the Board of
                         Pacific Retail Trust.

William D. Sanders...... Founder, Chairman and Chief Executive Officer. He is a Director
                         of Carr America Realty Corporation, Security Capital U.S.
                         Realty, Security Capital-European Realty and Storage USA, Inc.
                         and is an Advisory Director of Regency Realty Corporation. He
                         is a member of the Board of Governors of the National
                         Association of Real Estate Investment Trusts (NAREIT).

          Name                                       Position
          ----                                       --------
Peter S. Willmott....... Director since 1990. Chairman and Chief Executive Officer of
                         Willmott Services, Inc., since 1989. He is a Director of
                         Federal Express Corp.

Thomas G. Wattles....... Managing Director since 1991 and a Trustee of ProLogis Trust since 1993. He was Non-Executive Chairman of ProLogis Trust from 1997 to 1998, and was Co-Chairman and Chief Investment
                         Officer of ProLogis Trust from 1993 to 1997. He is a Trustee of
                         CWS Communities Trust, City Center Retail Trust and Urban
                         Growth Property Trust.

Jeffrey A. Klopf........ Senior Vice President and Secretary since 1996. He was a partner with Mayer, Brown & Platt from 1988 to 1995. He is also
                         Senior Vice President and Secretary of Homestead. He oversees the provision of legal services for Security Capital and
                         Homestead.

James C. Swaim.......... Senior Vice President since 1998 and Vice President from 1997 to 1998. He was a private business and financial consultant from 1996 to 1997. He was employed by Farah Incorporated from
                         1984 to 1996, where his most recent position was Executive Vice
                         President and Chief Financial Officer, and where he was a
                         member of the Board of Directors.

Paul E. Szurek.......... Chief Financial Officer since 1997. He is Managing Director of
                         SC Group, which provides administrative services to Homestead under the Administrative Services Agreement. He was Managing
                         Director of Security Capital U.S. Realty from 1996 to 1997, and was Senior Vice President from 1993 to 1996.

Thomas B. Allin......... Managing Director of the Capital Division since 1998. He was
                         President and Chief Operating Officer of Strategic Hotel
                         Capital Incorporated during 1998. From 1996 to 1997, he was
                         President and Chief Executive Officer of Gordon Biersch. Prior
                         to 1996, he was with McDonald's Corp., where his most recent position was Senior Vice President and Zone Manager. He is a
                         Director of Access Self-Storage S.A., Interparking S.A.,
                         Regency Realty Corporation and Security Capital European Realty
                         and is a Trustee of Urban Growth Property Trust.

Jeffrey A. Cozad........ Managing Director and Director of Security Capital U.S. Realty
                         since 1996. He was Senior Vice President of the Capital Markets
                         Group from 1991 to 1996. He is a Director of Regency Realty
                         Corporation.

C. Robert Heaton........ Managing Director since 1997. He was Senior Vice President from
                         1996 to 1997. He was Senior Vice President with Right
                         Management Consultants from 1994 to 1996.

Anthony R. Manno, Jr.... Managing Director of the Global Capital Management Group since
                         1995.

Caroline S. McBride..... Managing Director of the Capital Division since 1997. She was
                         Managing Director of the Global Capital Management Group from
                         1996 to 1997. Prior to 1996, she was with IBM. She is a
                         Director of the Real Estate Research Institute, BelmontCorp,
                         Carr America Realty Corporation and Storage USA, Inc. and is a
                         Trustee of CWS Communities Trust.

A. Richard Moore, Jr.... Managing Director of the Capital Division since 1998; Interim
                         Chief Financial Officer for Homestead since 1999; Managing
                         Director of Security Capital European Realty Management Limited
                         and Security Capital (UK) Management Limited since 2000. He was
                         Vice President with Goldman, Sachs & Co. from 1990 to 1998.

          Name                                       Position
          ----                                       --------
Constance B. Moore...... Managing Director of the Capital Division since 1999. She was
                         Co-Chairman, Chief Operating Officer and Trustee of Archstone
                         Communities Trust during 1998, and was Co-Chairman, Chief
                         Operating Officer and Director of Security Capital Atlantic
                         Incorporated (which merged into Archstone) from 1996 to 1998.
                         She was Managing Director of Archstone from 1994 to 1995. She is a Trustee of Archstone, City Center Retail Trust and CWS
                         Communites Trust, and a Director of BelmontCorp.

Jeremy Plummer.......... Managing Director of Security Capital European Realty since
                         1997. He was Head of International Real Estate for SPP
                         Investment Management from 1993 to 1997. Mr. Plummer is a
                         citizen of the United Kingdom.

Kenneth D. Statz........ Managing Director of the Global Capital Management Group since
                         1997. He was Senior Vice President of the Global Capital
                         Management Group from 1996 to 1997, and Vice President of the
                         Global Capital Management Group from 1995 to 1996.

Donald E. Suter......... Managing Director of Capital Markets Group since 1997. He was
                         Senior Vice President of Capital Markets Group from 1996 to
                         1997. From 1995 to 1996, he was President and Chief Operating
                         Officer for Cullinan Properties Limited. Mr. Suter is a general securities principal registered with the NASD.

Robert S. Underhill..... Managing Director of the Capital Division since 1997. He was
                         Senior Vice President of Security Capital from 1995 to 1997. He is a Trustee of Urban Growth Property Trust and a Managing
                         Director of City Center Retail Trust.

   Directors and executive officers of Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each individual refers to employment with Purchaser. The business address of each such individual is c/o Security Capital, 125 Lincoln Avenue, Santa Fe, NM 87501, and each such individual is a citizen of the United States of America.

          Name                                       Position
          ----                                       --------
Jeffrey A. Klopf........ Director and President since 2000. He is Senior Vice President and Secretary of Security Capital and Homestead since 1996. He was a partner with Mayer, Brown & Platt from 1988 to 1995.

Sara S. Skillen......... Secretary since 2000. Vice President of Capital Markets Group since 2000. Assistant Secretary of Security Capital since 2000, and Paralegal from 1999 to 2000. She was a paralegal with
                         Waller Lansden Dortch & Davis PLLC from 1998 to 1999. She was self-employed from 1995 to 1998.

James C. Swaim.......... Treasurer since 2000. Senior Vice President of Security Capital since 1998, and Vice President from 1997 to 1998. He was a private business and financial consultant from 1997 to 1998.
                         Prior to 1997, Mr. Swaim was employed by Farah Incorporated, where his most recent positions were Executive Vice President and Chief Financial Officer, and where he was a member of the
                         Board of Directors.

                                  SCHEDULE II

                     PURCHASES OR SALES OF HOMESTEAD STOCK

   The following table sets forth information concerning transactions in Homestead shares during the past 60 days by (i) Security Capital, its subsidiaries, and their respective directors and executive officers, and (ii) Homestead, its subsidiaries, their respective directors and executive officers and any pension, profit-sharing or similar plan of Homestead. The transaction listed below involved open-market sales of Homestead's Common Stock. In addition, the independent administrator of the Homestead 401k plan from time to time purchases Homestead common shares; during the past 60 days the administrator purchased approximately 19,000 Homestead shares through open market purchases.

                                                        Number of Shares  Price
                                            Transaction  of Homestead's    Per
Name of Party                                  Date       Common Stock    Share
-------------                               ----------- ---------------- -------
Ray L. Hunt................................  3/24/2000       7,831       $3.1875

   The following sets forth information with respect to purchases of Homestead shares by Homestead, Security Capital and Purchaser during the past two years. The purchases during the first quarter of 1998 for 8,429,225 shares and the second quarter of 1999 were made pursuant to subscription rights offerings by Homestead and on the same terms and at the same time as made available to other shareholders and investors. A total of 188,220 shares were purchased in open market transactions in the first quarter of 1998 after the subscription rights offering. The purchase during the first quarter of 2000 was made directly from a former officer of Homestead as part of the repayment of an outstanding loan from that officer.

                                                   Number of
                                                Homestead shares Range of Prices Average Purchase
                                                  purchased in   Paid Per Share  Price Per Share
Quarter                        Purchaser            Quarter      during Quarter   During Quarter
-------                  ---------------------- ---------------- --------------- ----------------
Q1 98................... SC Realty                  8,617,445    $14.18 - $15.00      $14.98
Q2 98................... None                             n/a                n/a         n/a
Q3 98................... None                             n/a                n/a         n/a
Q4 98................... None                             n/a                n/a         n/a
Q1 99................... None                             n/a                n/a         n/a
Q2 99................... SC Realty                 77,749,220              $2.75      $ 2.75
Q3 99................... None                             n/a                n/a         n/a
Q4 99................... None                             n/a                n/a         n/a
Q1 00................... Security Capital Group        25,000              $2.50      $ 2.50

   Facsimile copies of letters of transmittal, properly completed and duly executed, will be accepted. Letters of transmittal, Homestead Certificates and any other required documents should be sent or delivered by each Homestead stockholder or broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                    The Depositary for the tender offer is:

                                   EquiServe

     By Mail:                                   By Hand:                                By Overnight Courier:
         EquiServe              Securities Transfer & Reporting Services Inc.                 EquiServe
 Attn: Corporate Actions                     c/o EquiServe                              Attn: Corporate Actions
      P.O. Box 8029                    100 William Street, Galleria                       150 Royall Street
  Boston, MA 02266-8029                     New York, NY 10038                            Canton, MA 02021

                    By Facsimile Transmission:                             Telephone to Confirm
                                                                                   Fax:
                        (781) 575-2232 or
                        (781) 575-2233                                        (800) 730-6001

   You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. You may obtain additional copies of this offer to purchase, the letter of transmittal and other tender offer materials from the Information Agent or the Dealer Manager as set forth below, and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

                The Information Agent for the tender offer is:

              [LOGO OF GEORGESON SHAREHOLDER COMMUNICATIONS INC.]

                          17 State Street, 10th Floor
                           New York, New York 10004

                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free (800) 223-2064

                  The Dealer Manager for the tender offer is:

                             Chase Securities Inc.

                                270 Park Avenue
                           New York, New York 10017
                          Call Collect (212) 270-2631